#7



05007113

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
APR 08 2005
THOMSON FINANCIAL

FILE NO. 82- 4089 FISCAL YEAR 12-31-04

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/8/05

82-[4089]

ANNUAL REPORT 2004

KEY FIGURES BÖHLER-UDDEHOLM GROUP

		IFRS					
BÖHLER-UDDEHOLM Group		2004	2003	2002	2001	2000	1999
Net sales	m€	1,934.0	1,499.8	1,441.2	1,509.4	1,482.7	1,296.5
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	279.0	191.3	198.8	203.3	199.5	150.1
Earnings before interest and tax (EBIT)	m€	191.9	113.4	111.9	132.1	125.7	86.7
Earnings before tax (EBT)	m€	161.5	91.8	82.1	106.9	101.3	63.0
Net income[1]	m€	110.1	57.5	51.8	71.2	70.0	42.5
Balance sheet total	m€	1,863.9	1,580.7	1,507.9	1,600.4	1,499.4	1,386.9
Shareholders' equity[1]	m€	699.4	626.1	614.6	647.8	608.2	559.3
Capital expenditure	m€	79.1	98.1	95.1	139.0	97.9	115.9
Cash flow	m€	202.4	151.4	140.2	133.6	138.2	112.3
Order intake[2]	m€	1,665.5	1,066.8	924.6	1,008.6	1,079.0	875.5
Employees[3] as at 31/12		11,800	10,053	9,296	9,298	9,071	9,092
of which outside Austria		7,954	6,182	5,428	5,317	5,212	5,175
Return on sales (ROS)		8.3%	6.1%	5.7%	7.1%	6.8%	4.9%
Return on equity (ROE)		24.6%	14.9%	13.1%	17.2%	17.6%	11.8%
Return on capital employed (ROCE)		10.2%	6.0%	6.3%	7.8%	8.2%	6.1%
EBITDA margin		14.4%	12.8%	13.8%	13.5%	13.5%	11.6%
EBIT margin		9.9%	7.6%	7.8%	8.8%	8.5%	6.7%
Equity ratio[1]		37.5%	39.6%	40.8%	40.5%	40.6%	40.3%
Gearing[1]		59%	60%	55%	56%	44%	52%

1) This item includes minority interests in accordance with the requirements of IAS 1-Presentation of Financial Statements (revised 2003). Prior period numbers have been restated.
2) At the production companies
3) Without apprentices

STOCK MARKET INDICATORS

BÖHLER-UDDEHOLM Annual Report 2004

Stock market indicators		2004	2003	2002	2001	2000	1999
Highest price	€	92.98	53.93	53.20	49.87	49.00	57.0
Lowest price	€	54.69	43.70	42.52	34.13	33.57	36.8
Closing price (year-end)	€	92.98	53.54	44.13	44.98	34.50	45.8
Market capitalization (year-end)	m€	1,022.8	588.9	485.4	494.8	379.5	503.8
Earnings per share	€	10.3	5.3	4.7	6.3	6.1	3.7
PE ratio (year-end)		8.9	10.6	9.4	7.1	5.7	12.4
Dividend per share	€	4.4[4]	2.5	2.3	2.7	2.5	2.0
Dividend yield		4.7%	4.7%	5.2%	6.0%	7.3%	4.4%
Payout ratio		41.8%	46.9%	47.8%	42.6%	41.0%	53.8%
Number of shares issued	in m	11	11	11	11	11	11
Free float		70.2%	69.8%	45.3%	48.5%	75.0%	75.0%

4) Subject to approval by AGM

82-[4089]

PRESS RELEASE

RECEIVED

Böhler-Uddeholm announces results for the 2004 Business Year:

- **Significant increase in sales, earnings and dividend**
- **Acquisition of Villares Metals strengthens the Group**
- **Goal for 2005: continued growth**


SEC MAIL PROCESSING
RECEIVED
APR - 6 2005
WASH, D.C. 152 SECTION

Vienna, 1 April 2005 – Böhler-Uddeholm announced final results for 2004 at a press conference today in Vienna. The past year was the best since this specialty steel and materials group was founded in 1991.

Sales rose from 1,499.8 m€ in 2003 by 29% to a total of 1,934.0 m€ for 2004. A regional analysis shows the following picture: markets in the European Union were responsible for 58% (59%) of Group sales. The share of sales recorded in America increased from 15% to 21% following the acquisition of Villares Metals in Brazil. The percentage of sales generated in Asia was 13% (13%), in other European countries 4% (8%), in Australia 3% (3%) and in Africa 1% (2%).

The classification of sales by division shows the following changes from the prior year: the acquisition of Villares Metals supported further growth in the High Performance Metals Division, which generated the largest share of Group sales at 72.0% (67.0%). The Welding Consumables Division recorded 15.1% (17.1%) of Group sales and remained the second largest core business in the Group. The Precision Strip Division contributed 8.5% (10.6%) and the Special Forgings Division 4.4% (5.3%) of total sales.

Order intake remains strong

Order intake in the Group's production companies increased from 1,066.8 m€ by 56% to 1,665.5 m€ during the 2004 Business Year, marking a new record level for Böhler-Uddeholm. Demand rose strongly in all four divisions, although this trend only took hold in the Precision Strip Division with a delay during the second six months. This solid development was supported primarily by rising demand in Germany and North America, but also in the growth regions of South America, Asia and Eastern Europe. The Group also recorded continued strong demand on all major core markets during the first three months of the 2005 Business Year.

Order backlog in the Group's production companies totalled 505.3 m€ as of 31 December 2004. This figure represents an increase of 102% over the comparable prior year value of 249.8 m€.

Significant improvement in earnings

The development of earnings during the reporting year was influenced by a number of factors. The unfavourable relationship between the Euro and US-Dollar as well as currencies that are closely linked to the US-Dollar had a negative impact on results. In contrast, a significant increase in the volume of business provided support for earnings growth. The Group was also able to raise prices in all major markets and product segments. Sharp increases in the cost of raw materials (scrap, alloys) during the reporting year were passed on for the most

part to customers. Moreover, the Group reduced costs by 23.0 m€ and further improved productivity during the reporting year.

Earnings before interest and tax (EBIT) rose from 113.4 m€ to 191.9 m€, for a significant increase of 69%. This led to a major improvement in the EBIT margin from 7.6% to 9.9%.

Earnings before tax (EBT) rose to 161.5 m€ for the 2004 Business Year, and exceeded the prior year level of 91.8 m€ by 76%. This sound development was also supported by further improvement in the Group's financial structure and low interest rates.

The tax rate for Böhler-Uddeholm declined from the prior year level of 37% to 32%. Net income rose from 57.5 m€ to 110.1 m€, for a sizeable improvement of 91%. This figure now includes minority interest in accordance with IAS 1- Presentation of Financial Statements (revised 2003). Net income for 2003 was adjusted accordingly.

Earnings per share (basic) totalled 10.3 € for the reporting period, in comparison to 5.3 € in the prior year. The Management Board will therefore recommend that the Annual General Meeting on 10 May 2005 approve a 76% increase in the dividend from 2.50 € to 4.40 € per share. This reflects a payout ratio of 41.8% and a yield of 4.7% based on the closing share price for 2004.

Optimistic outlook for 2005

The excellent development of business in 2004 was supported by a generally favourable economic climate, successful takeover activities and careful attention to costs as well as the opportunity to pass on most raw material price increases to customers. Böhler-Uddeholm will undertake all efforts to also continue this course during the 2005 Business Year.

Management assumes that the operating environment will remain positive for the Böhler-Uddeholm Group throughout 2005. In Latin America the economy should continue to gain momentum, while consolidation at a satisfactory level is forecasted for North America, Asia and Europe. Key customer markets such as the automotive industry, aircraft manufacturers and energy producers are expected to generate sound demand for specialty steel and specialty steel products.

These overall positive expectations are associated with a number of risks, which management intends to monitor very carefully. In general, Böhler-Uddeholm expects higher costs in the areas of personnel, energy and transportation. It is also assumed that the prices for alloys and scrap will remain at a high level. Although Böhler-Uddeholm generally hedges foreign currency risk, unfavourable exchange rate fluctuations (above all the EURO/USD) could have a negative impact on the development of business.

In order to counteract these negative factors and safeguard the profitability and growth of the Böhler-Uddeholm Group over the long-term, the following projects and programs will be implemented during the 2005 Business Year:

- Acquisition of Edelstahlwerke Buderus AG (Wetzlar, Germany).
- Forced expansion of the sales network in Asia.
- Increase in the production capacity for high-quality special steels through investment in a further electro-slag re-melting unit (Hagfors) and another vacuum re-melting unit (Kapfenberg).
- Greater focus on services such as heat treatment, above all in the growth markets of Southeast Asia and Eastern Europe.
- Strategic investment in a second large forging press for Kapfenberg.
- Site concentration and rolling mill investments at Villares Metals (Brazil).
- Continuous measures to reduce costs in all divisions.

"These measures – in particular the acquisition of Edelstahlwerke Buderus AG – combined with a favourable operating environment should support further growth in sales and earnings during the 2005 Business Year", commented Claus J. Raidl, Chairman of the Management Board of Böhler-Uddeholm AG. In an ad-hoc press release on 31 March 2005, Böhler-Uddeholm confirmed the acquisition of Edelstahlwerke Buderus AG, subject to the approval of anti-trust authorities.

Announcement of First Quarter Results for 2005
Böhler-Uddeholm will announce results for the first quarter of 2005 on 3 May 2005 instead of 18 May 2005 as originally planned in order to provide shareholders with information on the development of the Group during the first three months of this year before the Annual General Meeting on 10 May 2005.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: +43 1 798 69 01-707

The annual report for 2004 is available at www.bohler-uddeholm.com under "News & Services".

Key Figures

in m€	2003	**2004**	Change
Sales	1,499.8	**1,934.0**	+29%
EBITDA	191.3	**279.0**	+46%
EBIT	113.4	**191.9**	+69%
EBT	91.8	**161.5**	+76%
Net income	57.5	**110.1**	+91%
Dividend per share in €	2.5	**4.4**	+76%
Order intake	1,066.8	**1,665.5**	+56%
Order backlog	249.8	**505.3**	+102%
Employees	10,053	**11,800**	+17%

BÖHLER UDDEHOLM

materializing *visions*

—— Leading international specialty steel and materials company with a focus on four divisions: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings.

—— Production sites in Austria, Sweden, Brazil, Germany, Belgium, Italy, Turkey, USA and Mexico and heat treatment operations worldwide.

—— Products and services sold in roughly 100 countries on all continents, wholly owned sales subsidiaries in nearly 50 markets.

—— Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high-speed steel (High Performance Metals Division) and worldwide number 3 in welding materials (Welding Consumables Division).

—— Approximately 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machine tool manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industry, textile and paper industries, steel and apparatus construction, power station and plant construction.

—— Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence on nearly all Asian markets, where it has been active for 60 years. The Group's largest single market is Germany.

—— The strongest selling product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics moulding steel.

—— The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of roughly one billion tonnes.

—— Tool steel is not a mass product; important are quality features such as high wear and corrosion resistance, good toughness, dimensional stability during heat treatment as well as excellent machinability and polishing qualities.

—— The most important business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These changeovers require new moulds and tools which, in turn, are made of tool steel.

—— The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX segment.

—— On 25 November 2003, BÖHLER-UDDEHOLM became a fully privatized company. 70.2% of share capital is held in free float, 25.6% is owned by a group of private Austrian financial investors and 4.2% of the share capital is held by the Company.

BÖHLER-UDDEHOLM strives to achieve profitable growth based on a healthy financial structure in order to continually increase the value of the Company. This principle forms the basis for all strategic considerations and decisions that are central to the development and orientation of the Group.

The management of BÖHLER-UDDEHOLM AG therefore places special emphasis on seven indicators, which are used internally to direct Group operations. These ratios also represent key financial data that are frequently used by international analysts and investors to judge the performance of publicly traded industrial companies. Included are the EBITDA margin, EBIT margin, equity ratio, dividend payout rate, gearing (ratio of net debt to equity), net working capital (in percent of sales) and return on capital employed after tax.

Although BÖHLER-UDDEHOLM is subject to a significantly lower degree of cyclical fluctuation than the traditional steel industry because of its clear niche policy within the specialty steel branch, several of the indicators are defined as ranges in order to present a more realistic picture of economic influence during a cycle. The value at the upper end of the range should be reached in a top year, and results should not fall below the lower end of the range during a year in which the economy is unfavourable.

These Group targets were set two years ago and have been compared with actual results on a quarterly basis since that time. BÖHLER-UDDEHOLM AG also publishes this comparison regularly in its capital market presentations to give shareholders, investors and analysts an opportunity to examine this data as well as the targets and degree of realization.

The following table shows the targets or ranges in the left column, and the values as of year-end 2004 in the right column.

	Target/Range	2004
EBITDA margin	12–15%	14.4%
EBIT margin	6–10%	9.9%
Equity ratio	40%	37.5%
Dividend payout ratio	40–50%	41.8%[1]
Gearing excluding acquisitions	30–40%	59%
Gearing including acquisitions	≤100%	
Net working capital as a % of sales	43%	41.7%
ROCE after tax	8%	10.2%

1) Subject to approval by the Annual General Meeting

These targets were used as a basis to establish specific goals for the individual divisions and measure their contributions to Group results.

1991 —— The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with an extensive sales network for specialty steel products. BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992 – 1994 —— Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Company") which, in turn, is owned by the Republic of Austria.

1995 —— April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors.

From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings.

1996 —— In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%.

By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core businesses: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings. The Welding Consumables Division is transferred to a joint venture with the ThyssenKrupp Group, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997 – 1999 —— After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US Allegheny Teledyne Group. Investments are also made in electro-slag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000 —— Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in the years before, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001 — The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002 —— The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this development the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buyback program, which involves the purchase of 504,900 own shares or 4.6% of share capital.

2003 ——— In spring, BÖHLER-UDDEHOLM AG acquires 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and now owns 100% of the welding company. This acquisition strengthens the Welding Consumables Division and improves turnover and profitability of the BÖHLER-UDDEHOLM Group. In November, ÖIAG sells its 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. The offering of 2,750,000 shares is oversubscribed nearly four times. On 25 November, BÖHLER-UDDEHOLM becomes a fully privatized company. In December, BÖHLER-UDDEHOLM signs an investment agreement for the acquisition of Villares Metals S.A. in Brazil.

2004 ——— BÖHLER-UDDEHOLM records the best year since its founding, with sales and earnings reaching new highs. The Company is able to use the favourable economic development in nearly all core markets for further growth, and also profits from the acquisition of Villares Metals S.A. (Brazil) in March. This specialty steel producer is the market leader in tool steel, high-speed steel and valve steel in South America and substantially strengthens the High Performance Metals Division. The Group also continues to expand its sales organization and hardening capacity, above all in Asia and Eastern Europe. The BÖHLER-UDDEHOLM share hits a new all-time high at 92.98 €.

BÖHLER-UDDEHOLM GROUP

High Performance Metals

- BÖHLER Edelstahl GmbH
- UDDEHOLM Tooling AB
- VILLARES Metals S.A.
- BÖHLER Bleche GmbH
- UDDEHOLM Machining AB
- BÖHLER-YBBSTAL Profil GmbH
- BÖHLER-UDDEHOLM Specialty Metals, Inc.
- ASSAB Pacific Pte. Ltd.
- BÖHLER-UDDEHOLM Deutschland GmbH
- BÖHLER-UDDEHOLM Italia SpA
- BÖHLER-UDDEHOLM North America
- BÖHLER-UDDEHOLM (UK) Ltd.
- BÖHLER-UDDEHOLM France S.A.S.
- BÖHLER-UDDEHOLM Iberica S.A.
- BÖHLER International GmbH
- ESCHMANNSTAHL GmbH & Co KG
- Further companies

Welding Consumables

- BÖHLER THYSSEN Schweisstechnik GmbH
- BÖHLER THYSSEN Schweisstechnik Deutschland GmbH
- BÖHLER Schweisstechnik Austria GmbH
- UTP Schweissmaterial GmbH
- FONTARGEN GmbH
- SOUDOKAY S.A.
- Further companies

Precision Strip

- BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG
- BÖHLER-UDDEHOLM Precision Strip AB
- BÖHLER-UDDEHOLM Strip Steel LLC
- BÖHLER-YBBSTALWERKE GmbH
- MARTIN MILLER GmbH

Special Forgings

- BÖHLER Schmiedetechnik GmbH & Co KG

HEALTH COMES FROM WEALTH.

BÖHLER-UDDEHOLM regards profitability and financial stability as a sound basis for growth and business development, and as a means of establishing long-term partnerships with our customers.

WE ARE THE LEADERS IN QUALITY.

BÖHLER-UDDEHOLM anticipates and identifies the needs of its customers and provides materials, products and services that demand consistent leadership in quality. This goal requires superior knowledge of processes, products and applications based on state-of-the-art technology. Quality leadership means continuous improvement across the entire value chain.

CUSTOMERS ARE AT THE CENTER OF OUR ATTENTION.

At BÖHLER-UDDEHOLM, our primary target is to help customers achieve maximum benefits by providing optimal solutions based on a long-term partnership. We can only achieve this goal by identifying customers' needs and providing solutions that improve their competitive position.

OUR BRANDS MAKE US STRONG.

BÖHLER-UDDEHOLM's success is based on strong brands. They are identifiers for our customers and our employees. This brand-orientation helps us meet the diverse needs of our customers in the best possible way.

WE TAKE ON RESPONSIBILITY.

BÖHLER-UDDEHOLM has a responsibility to its stakeholders (customers, employees, suppliers, shareholders, society) that is not limited to economic performance. We fully support the protection of the environment and strive to improve the social welfare of our employees.

OUR REPUTATION IS OUR COMMITMENT.

BÖHLER-UDDEHOLM's outstanding international reputation is based on the professionalism of its employees, products and services. We will not be satisfied until: □ All our customers throughout the world receive optimal solutions for their problems. □ All our potential customers worldwide are certain to place their next order with us. □ All our employees are convinced they are living in the best of all possible worlds. □ All our investors are sure to receive the highest possible return on their investment.

NO FUTURE WITHOUT CHANGE.

BÖHLER-UDDEHOLM regards change as a positive challenge. Our behaviour and decisions are based on anticipating and evaluating future market demands, and on the inherent opportunities and risks of change.

WE DO WHAT WE SAY.

BÖHLER-UDDEHOLM's internal procedures are based on the following principles: □ We encourage open and controversial discussions on and between all levels of the organization. □ Once a decision is made, we expect everyone to share this target, no matter if it coincides with his or her personal opinion. □ We understand mistakes as an inherent element of progress. We therefore accept them as long as they are analyzed openly, and the same mistakes are not made twice.

WE ARE UNITED IN OUR DIVERSITY.

BÖHLER-UDDEHOLM is an international group. This requires mutual respect for the ethnic and social characteristics and attributes of our customers and employees.

OUR EMPLOYEES ARE THE KEY TO OUR SUCCESS.

BÖHLER-UDDEHOLM is a social organism. □ We regard our employees as our key asset. □ We encourage and promote their development. □ We respect the individuality of our employees. □ We are committed to treat them in a fair and honest way. □ Success can only be achieved by working together; our common targets define the extent of individual freedom.

——— The 2004 Business Year was the most successful in the history of the BÖHLER-UDDEHOLM Group. The Company is well positioned on the global market and was therefore able to take full advantage of economic recovery during the reporting year. The acquisition of Villares Metals S.A. in Brazil marked a key strategic milestone in the development of the BÖHLER-UDDEHOLM Group. This specialty steel maker strengthened the position of BÖHLER-UDDEHOLM in an attractive growth market and significantly improved the earning power of the High Performance Metals Division.

BÖHLER-UDDEHOLM expanded its worldwide sales network during 2004 to include new branches in Eastern Europe and Asia, and also substantially increased heat treatment capacity. These measures, combined with favourable economic conditions in key Group markets, supported a significant improvement in sales and earnings over the prior year. The Supervisory Board would like to thank the employee representatives and workforce of BÖHLER-UDDEHOLM for their strong commitment over the past year. Their motivation played an important role in the success of the Group.

The Supervisory Board held four meetings during the 2004 Business Year and performed those duties required by law and the Articles of Association. The basis for the activities of this body is formed by constructive teamwork, especially between the representatives of the shareholders and employees. The Supervisory Board of BÖHLER-UDDEHOLM AG sees its responsibility not only in the critical monitoring of the Company's management but also in providing support during open discussions. The interaction between the Supervisory Board and the Management Board was extremely cooperative at all meetings and can be termed exemplary.

It should be noted that the meetings of the Supervisory Board provided sufficient opportunities to deal with the documents distributed prior to these discussions. Attendance at the Supervisory Board meetings was high and exceeded the recommendations set forth in Rule 56 of the Austrian Corporate Governance Code by a substantial amount.

The Management Board provided the Supervisory Board with regular written and verbal reports as well as information on the development of business and performance of the Company and the Group. All major investment projects were discussed and analyzed in detail during the meetings of the Supervisory Board, including the installation of a new forging press in Kapfenberg, a new rolling mill in Munkfors, the expansion of the sales network in China and an increase in global heat treatment capacity. The Supervisory Board and Management Board also conducted extensive discussions on the future strategic development of the Group at these meetings, whereby special focus was given to the acquisition of the Latin American specialty steel producer Villares Metals.

The Supervisory Board welcomes the increased efforts of the Management Board with respect to risk management, above all in this phase of planned growth. BÖHLER-UDDEHOLM AG established a separate position for this area of responsibility during the reporting year, which has been filled by a qualified staff member. This will concentrate the Group's focus on risk management and further improve its efficiency.

In addition to the meetings held by the Supervisory Board, three meetings of the Executive Committee (which also fulfils the duties of a Personnel Committee as defined by the Austrian Corporate Governance Code) and one meeting of the Audit Committee were held during the 2004 Business Year. The meeting of the Audit Committee on 15 March 2004 focused on risk management and the results of internal audit activities. Discussions on the Annual Accounts and Consolidated Group Accounts for 2003 were held by the Audit Committee together with the auditor.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Group Accounts and Directors' Report as at 31 December 2004 were prepared in accordance with International Financial Reporting Standards (IFRS). These documents were audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Annual Accounts, and Consolidated Group Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicate no grounds for objection and the auditors have therefore awarded an unqualified opinion. The Directors' Report corresponds to the Annual Accounts and Consolidated Group Accounts.

The Audit Committee and the Supervisory Board have therefore approved the 2004 Annual Accounts and declare their agreement with the Directors' Report. The 2004 Annual Accounts are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act. The Audit Committee and the Supervisory Board have also approved the Consolidated Group Accounts and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2004 Business Year with net income of 45,301,064.21 €. The inclusion of changes to reserves and profit carried forward from the prior year yield retained earnings totalling 46,515,614.34 €. A resolution will be placed at the Annual General Meeting on 10 May 2005 recommending distribution of a dividend of 4.40 € per share and carry forward the remaining amount.

Rudolf Streicher
Chairman of the Supervisory Board

——— Four years ago we announced our goal to increase sales 30 to 50% over the 2001 level of 1,509.4 m€ by 2006 – without weakening the Group's high profitability. That translates into a target of 1,900 to 2,300 m€ for 2006. Since we cannot reach this level by organic growth alone, we have increased the pace of takeovers during the past two business years. Acquisitions strengthened the Welding Consumables Division in 2003 and the High Performance Metals Division in 2004. These two steps have brought us a great deal closer to reaching our goal.

A special focal point of our activities during the past year was the integration of the Brazilian Villares Metals S.A. into the BÖHLER-UDDEHOLM Group. From the very start, we worked to complete this process in a harmonious but fast and focused manner. We provided employees at the two plants in Brazil with information on BÖHLER-UDDEHOLM and explained our strategic plans for this acquisition immediately after the conclusion of negotiations. My colleagues and I visited these facilities during both the day and night shifts, and were able to describe our ideas to the entire workforce in presentations and follow-up discussions.

Today – one year later – I can report that the integration of Villares Metals has been successful and is nearly completed. As the market leader in tool steel, high speed steel and valve steel in Latin America, Villares Metals represents an ideal addition to our High Performance Metals Division. This company currently records roughly 60% of its sales in Brazil and 40% through exports (primarily to Argentina, Europe and the USA). In the future Villares Metals will also make use of the Group's worldwide sales organization to gain a foothold in new markets. Our Brazilian subsidiary is well positioned, and has a highly motivated workforce and dynamic management team. During the 2004 Business Year Villares made an important contribution to the significant growth in sales and earnings recorded by BÖHLER-UDDEHOLM.

We also intend to continue our systematic analysis of potential acquisitions during the coming year, and will focus on three points. First, we will determine whether a target company represents a match for our traditional area of expertise. We do not plan to make any investments outside our core business. Second, we want to be certain that we have sufficient management capacity to integrate a new company into the Group and operate this company successfully. Third, we have established a guideline that requires acquisitions to make a positive contribution to Group earnings after the inclusion of fictitious goodwill amortization and purchase price financing no later than the second year. All these points are examined very carefully before we take a closer look at any potential targets. We will never undertake acquisitions only to maximize sales. Our primary goal is to safeguard profitable growth for our Company and our shareholders over the long-term.

Claus J. Raidl
Chairman and Chief Executive



Horst Königslehner
Born 1953
Married, one child.
Member of the Management
Board since 1995.
Responsible for finance,
accounting, controlling,
treasury, IT and for the
Precision Strip Division.

Heimo Stix
Born 1954
Married, two children.
Member of the Management
Board since 2001.
Responsible for the
High Performance Metals
Division.

Knut Consemüller
Born 1941
Married, two childr[illegible]
Member of the [illegible]
Board si[illegible]
Re[illegible]
[illegible] and
[illegible] Divisions,
[illegible] research and
[illegible]

Married, three children,
Chairman of the Management
Board since 1991.
Responsible for strategy,
communications,
human resources,
legal and investments.





SUPERVISORY BOARD

Rudolf Streicher
Chairman of the Supervisory Board

Ernst Hable
Deputy Chairman of the Supervisory Board
Managing Director of Hanova
Industrieholding Gesellschaft m.b.H.

Peter Doralt
Professor of Commercial Law
at the Vienna University of Economics
and Business Administration

Rudolf Fries
Attorney-at-Law ECKERT & FRIES
Rechtsanwälte GmbH

Lars G. Josefsson
Chairman of the Management Board
of Vattenfall AB

Wilhelm Rasinger
Managing Director of Inter-Management
Unternehmensberatung GmbH

Walter Scherb
Managing Director of S. Spitz KG

Siegfried Sellitsch
Chairman of the Management Board
of Wiener Städtische Wechselseitige
Versicherungsanstalt Vermögensverwaltung

Johann Prettenhofer
Chairman of the EU Works Council
of BÖHLER-UDDEHOLM AG
Chairman of the Works Council
of BÖHLER Edelstahl GmbH

Gotthard Klaus
Chairman of the Employees Council
of BÖHLER-UDDEHOLM AG

Helmut Meinl
Chairman of the Works Council
of BÖHLER-UDDEHOLM Precision Strip
GmbH & Co KG

Peter Bacun (since 1/1/2004)
Chairman of the Employees Council
of BÖHLER Edelstahl GmbH

MANAGEMENT BOARD

Claus J. Raidl
Chairman of the Management Board

Knut Consemüller
Member of the Management Board

Horst Königslehner
Member of the Management Board

Heimo Stix
Member of the Management Board

ECONOMIC ENVIRONMENT.

—— The upturn in the global economy accelerated during 2004, with growth reaching about 4%. The trend remained strong across markets in Asia – above all in China and India – and even high raw material prices did not slow development. This regional economy was driven by rising demand from China, which has not only become one of the world's largest exporters but also one of the major importers.

Initial reports show real economic growth of 9% for China in 2004. This unusually high momentum supported an increase of roughly 7% throughout the entire region.

A plus of roughly 4% in gross domestic product indicates that Japan has apparently overcome the economic crisis that slowed growth in recent years.

Economic development in the USA also remained positive during the reporting year. With real growth of over 4%, the US economy returned to the pace of the 1990's. However, this favourable outlook was clouded by a high balance of payments deficit that shows no signs of lessening, even in the face of a steady fall in the value of the US-Dollar. The continuing increase in the budget deficit leaves few hopes of a correction in the near future.

SALES IN M€

Year	Sales
1999	1,297
2000	1,483
2001	1,509
2002	1,441
2003	1,500
2004	1,934

EBITDA IN M€

Year	EBITDA
1999	150.1
2000	199.5
2001	203.3
2002	198.8
2003	191.3
2004	279.0

Recovery in Europe was slowed by the hard Euro, high raw material prices and low consumer demand. Only the new Central European members of the European Union were able to reach satisfactory growth for the reporting year, and development in the Euro zone stagnated below 2%.

The strength of the Euro has had a particularly severe impact on Germany, where economic development is highly dependent on exports. The situation was intensified by a lack of stimulus from private consumption, and real GDP growth was limited to 1.8%. The level of exports is not expected to show any material improvement in the near future and domestic reforms will only bring results over the mid-term. For this reason, experts in Germany have also forecasted a continuation of slow economic growth for 2005.

The groundwork for a moderate but steady upturn in the global economy remains intact, even after the disastrous earthquake in the Indian Ocean at the end of 2004. The overheated economies in a number of Asian countries should cool to a certain degree, while Europe will avoid recessionary developments but still wait for the long-expected upturn.

SALES.

2004 was the best year in the history of **BÖHLER-UDDEHOLM**. Economic recovery on nearly all the Group's key markets and the acquisition of Villares Metals S.A. in Brazil were the two most important drivers for the solid development of sales and earnings during the reporting year. Since the takeover of Villares Metals was successfully concluded in March 2004, Group results for the reporting year include this new company for three quarters (April to December).

Sales rose from 1,499.8 m€ in 2003 by 29% to 1,934.0 m€ for the 2004 Business Year. This represents the highest level recorded by **BÖHLER-UDDEHOLM** since the founding of the Company. The acquisition of Villares Metals contributed 186.2 m€ (3 quarters) to total Group sales. Sales in the EU countries increased from 889.0 m€ by 27% to 1,127.8 m€, in the Americas from 222.8 m€ by 81% to 402.9 m€ and in Asia from 200.8 m€ by 22% to 244.2 m€.

A regional analysis of sales for the reporting year shows that economic recovery on a number of markets and the eastward expansion of the European Union in May 2004 kept the share of sales generated in EU countries almost stable at 58% after 59% in the previous year. The share of sales recorded in the Americas rose from 15% to 21%, primarily as a result of the acquisition in Brazil. The percentage of sales generated in Asia was 13% (13%), while other European countries totalled 4% (8%), Australia 3% (3%) and Africa 1% (2%).

An analysis of sales by division shows a few changes over the prior year: The acquisition of Villares Metals supported further growth in the High Performance Metals Division, which generated the largest share of Group sales at 72.0% (67.0%). The Welding Consumables Division contributed 15.1% (17.1%) of sales, and remains the second largest core business in the Group. The Precision Strip Division reported 8.5% (10.6%) and the Special Forgings Division 4.4% (5.3%) of total sales.

Sales (in m€)	2004	2003	2002	2001	2000
High Performance Metals	1,392.6	1,005.4	1,044.3	1,098.9	1,103.7
Welding Consumables[1]	291.6	255.7	131.8	135.1	121.7
Precision Strip	163.6	158.5	164.6	171.4	170.9
Special Forgings	87.2	79.8	96.4	99.3	77.2
Other/ Consolidation	62.2	55.7	50.0	46.5	44.0
Total sales	**1,997.2**	**1,555.1**	**1,487.1**	**1,551.2**	**1,517.5**
Inter-company sales	63.2	55.3	45.9	41.8	34.8
External sales	1,934.0	1,499.8	1,441.2	1,509.4	1,482.7

1) Up to the 2002 Business Year, only 50% share in joint venture

ORDER INTAKE.

Order intake recorded by the Group's production companies rose from 1,066.8 m€ by 56% to 1,665.5 m€ for the 2004 Business Year, marking a new record level for the Company. This solid development was supported primarily by rising demand for specialty steel and specialty steel products in Germany and North America, but also in the growth regions of South America, Asia and Eastern Europe.

Order intake not only remained high, but continued to grow throughout the entire year. Therefore, the seasonal weakness that traditionally affects the Group was not felt during the summer months of 2004. All four BÖHLER-UDDEHOLM divisions noted a sharp rise in demand throughout the reporting year, although this trend only took hold in the Precision Strip Division with a delay during the second six months. A number of the Group's production companies operated at capacity limits because of this rising demand. As of 31 December 2004 order backlog in the BÖHLER-UDDEHOLM production companies totalled 505.3 m€; which represents an increase of 102% over the prior year level of 249.8 m€.

EARNINGS.

The development of earnings during the reporting year was influenced by a number of factors. The unfavourable relationship between the Euro and US-Dollar as well as currencies that are closely linked to the US-Dollar had a negative impact on results. In contrast, a significant increase in the volume of business provided support for earnings growth. In addition, the Group was able to raise prices in all major markets and product segments. Sharp increases in the cost of raw materials (scrap, alloys) during the reporting year were passed on to customers. The Group also reduced costs by 23.0 m€ and further improved productivity in the 2004 Business Year.

EBIT IN M€

Year	EBIT
1999	86.7
2000	125.7
2001	132.1
2002	111.9
2003	113.4
2004	191.9

EARNINGS BEFORE TAX (EBT) IN M€

Year	EBT
1999	63.0
2000	101.3
2001	106.9
2002	82.1
2003	91.8
2004	161.5

Earnings before interest and tax (EBIT) rose from 113.4 m€ to 191.9 m€ for the reporting year, which represents a significant increase of 69%. This led to a major improvement in the EBIT margin from 7.6% to 9.9%.

Earnings before tax (EBT) rose to 161.5 m€ for the 2004 Business Year, and exceeded the prior year level of 91.8 m€ by 76%. This sound development was also supported by further improvement in the Group's financial structure and the low level of interest rates.

The tax rate for BÖHLER-UDDEHOLM declined from the prior year level of 37% to 32%. Net income rose from 57.5 m€ to 110.1 m€, for a major improvement of 91%. This figure now includes minority interest in accordance with IAS 1 – Presentation of Financial Statements (revised 2003). Net income for 2003 was adjusted accordingly.



BÖHLER-UDDEHOLM

supplies the

aircraft industry

with special

aviation steels

as well as

structural

components

and

forged disks

made of

titanium

and

nickel-based

alloys.




3.9% OTHER CURRENT ASSETS
4.9% CASH AND CASH EQUIVALENTS
22.1% RECEIVABLES
35.0% INVENTORIES
34.1% NON-CURRENT ASSETS
3.9%
3.1%
21.6%
32.9%
38.5%
2004
2003

BALANCE SHEET STRUCTURE
ASSETS


13.8% OTHER LIABILITIES AND DEFERRED INCOME
27.8% DEBT
20.9% PROVISIONS
37.5% EQUITY
10.3%
27.8%
22.3%
39.6%
2004
2003

BALANCE SHEET STRUCTURE
EQUITY AND LIABILITIES

Earnings per share (basic) totalled 10.3 € for the reporting period, in comparison to 5.3 € in the prior year. The Management Board will therefore recommend that the Annual General Meeting on 10 May 2005 approve an increase in the dividend payment from 2.50 € per share by 76.0% to 4.40 € per share. This represents a payout ratio of 41.8% and corresponds to a dividend yield of 4.7% based on the closing share price for 2004.

ASSET AND FINANCIAL POSITION.

The balance sheet total rose by 18% to 1,863.9 m€, primarily due to the acquisition of Villares Metals S.A. The balance sheet structure of the BÖHLER-UDDEHOLM Group is characterized by a high component of fixed assets and long-term debt. Roughly 109.9% of non-current assets (prior year: 102.8%) are financed by equity.

Non-current assets as a percentage of total capital decreased by 4.4 percentage points over the prior year, but in absolute terms increased by 27.4 m€. The acquisition of Villares Metals led to an increase of 45.9 m€ in property, plant and equipment and intangible assets. Group companies spent a total of 76.8 m€ for replacement, rationalization, expansion and environmental protection investments during the 2004 Business Year. Expenditures for property, plant and equipment and intangible assets remained under depreciation and amortization by 10.3 m€ or 13%. Foreign currency effects led to a reduction of 1.5 m€ in non-current assets, primarily as a result of the translation of US-Dollar assets at the low US-Dollar exchange rate.

Working capital, which is comprised of inventories, trade receivables and other current receivables less trade payables, payments on account and other short-term liabilities, increased by 108.0 m€ over the prior year value of 699.2 m€ to 807.2 m€. Of this total, 45.8 m€ was related to the acquisition of Villares Metals S.A.

Inventories are shown at 652.4 m€ (prior year: 519.8 m€) on the consolidated balance sheet. The increase over 2003 includes 49.3 m€ from the acquisition of Villares Metals S.A. as well as 83.3 m€ from higher stocks and a sharp rise in the price of raw materials (scrap and alloys) and energy costs.

Trade receivables increased by 24.6 m€ as a result of the Villares Metals acquisition. A further 53.3 m€ were related to the high level of sales at year-end as well as higher raw material prices which in part were passed on to customers.

Consolidated Balance Sheet (Summary in m€)	2004	%	2003	%
Non-current assets	636.2	34.1	608.8	38.5
Inventories	652.4	35.0	519.8	32.9
Receivables and other assets	411.4	22.1	340.9	21.6
Cash and cash equivalents	90.5	4.9	49.6	3.1
Other current assets and prepaid expenses	73.4	3.9	61.6	3.9
Balance sheet total	**1,863.9**	**100.0**	**1,580.7**	**100.0**
Equity (including minority interest)	699.4	37.5	626.1	39.6
Provisions	388.9	20.9	352.4	22.3
Debt	518.0	27.8	439.5	27.8
Other liabilities and deferred income	257.7	13.8	162.7	10.3
Balance sheet total	**1,863.9**	**100.0**	**1,580.7**	**100.0**

Liquidity, which is comprised of cash and cash equivalents as well as deposits with banks and marketable securities increased by 40.9 m€ to 90.5 m€ (prior year: 49.6 m€).

Deferred tax assets totalling 60.2 m€ (prior year: 51.6 m€) include 36.4 m€ of differences between tax balances and IFRS financial statements. A further 23.8 m€ are related to consolidation measures.

Group equity, including minority interest, rose to 699.4 m€ (prior year: 626.1 m€). The increase resulting from Group net income of 110.1 m€ was reduced by dividend payments of 26.4 m€, the reclassification of treasury stock totalling 3.3 m€, foreign currency translation differences of 6.0 m€ and other neutral changes of an amount of 1.1 m€. The increase in the balance sheet total following the Villares Metals acquisition led to a decline in the equity ratio from 39.6% to 37.5%.

Provisions increased by 36.5 m€ to 388.9 m€ and comprise 20.9% of the balance sheet total. After adjustment for the acquisition of Villares Metals, the increase was 27.4 m€. Provisions include 203.9 m€ for severance compensation and pensions. In addition to provisions of 49.7 m€ for deferred taxes, 22.9 m€ of provisions are non-current in character.

Debt rose by 17.9% to 518.0 m€ as of 31 December 2004. Of total liabilities, 381.1 m€ or 73.6% (prior year: 265.4 m€ or 61%) are non-current and 136.4 m€ or 26.4% (prior year: 174.1 m€ or 39%) are short-term in nature.

The restructuring of short-term borrowings led to a 12.6 percentage point increase in the share of long-term borrowings and significantly improved the Group's financial structure.

Net debt increased by 241.8 m€ as a result of capital expenditure, acquisitions and dividend payments as well as the change in working capital. Cash flow before capital changes reduced this amount by 202.4 m€.

Despite the acquisition of Villares Metals, gearing reached a level of 59% (prior year: 61%) and therefore remained clearly below the 100% limit set for the Group.

Trade payables rose by 22.3 m€ to 177.1 m€ following the Villares Metals acquisition. A further 49.3 m€ resulted from a rise in raw material prices and the increased business in general.

CASH FLOW.

The above-mentioned development of the Group's asset position is reflected in the consolidated statement of cash flows. The method used to prepare this schedule calls for the effects of changes in the consolidation range to be shown as a net figure under cash flow from investing activities, with the elimination of any impact on the development of the other individual items.

Net Debt (in m€)	2004	2003	Change
Interest-bearing debt with a remaining maturity > 1 year	381.1	265.4	43.6%
Interest-bearing debt with a remaining maturity < 1 year	136.8	174.1	(21.4%)
Inter-company loans	0.1	0.0	n.a.
Debt	**518.0**	**439.5**	**17.9%**
Cash and cash equivalents	90.5	49.6	82.5%
Inter-company financing receivables	0.7	2.5	(72.0%)
Net debt	**426.8**	**387.4**	**10.2%**


DEBT BY
CURRENCY
30% USD
3% AUD
11% OTHER
7% SEK
1% BRL
48% EUR
TERMS OF
BORROWINGS
37% >5 YEARS
37% 1–5 YEARS
26% <1 YEAR

Cash flow of 202.4 m€ (prior year: 151.4 m€) rose by 33.7% due to the increase in earnings. This development was primarily supported by net income recorded for the year as well as the increase in long-term provisions (+2.5%) – in particular for pensions and severance compensation – as well as deferred tax assets (–2.4 m€).

The main drivers in the transition to cash flow from operating activities (149.5 m€; prior year: 149.4 m€) are formed by the above-mentioned components of working capital. In particular, the development of inventories (–94.8 m€) and trade receivables (–58.4 m€) had a negative impact on cash flows. The increase in trade payables (+47.2 m€) had a slight contrary effect.

Cash flow from investing activities (–126.1 m€, prior year: –106.7 m€) was influenced above all by the acquisition of Villares Metals S.A., which led to a net cash outflow of –56.9 m€ for the reporting year. The second most important factor in this cash flow segment is formed by the Group's investments in property, plant and equipment of 72.5 m€ (prior year: 78.0 m€) and intangible assets of 4.3 m€ (prior year: 24.0 m€). The sizeable year-on-year reduction in intangible assets is due to the fact that goodwill for 2003 included 18.6 m€ from acquisitions (above all from the purchase of the 50% stake in the Böhler Thyssen Schweisstechnik Group), while the initial consolidation of Villares Metals S.A. did not create any goodwill.

Cash flow from financing activities totalled 18.3 m€ (prior year: –44.6 m€) and is characterized by two major elements. One is the 26.4 m€ dividend paid by BÖHLER-UDDEHOLM AG for the 2003 Business Year. The second is the 39.4 m€ increase in debt, which resulted chiefly from the addition of a second tranche to the long-term loan granted by the European Investment Bank as well as the conclusion of a long-term investment loan with Nordic Investment Bank. Both transactions led to a further improvement in the financial structure of the Group through a shift in credit terms.

INVESTMENT, RESEARCH & DEVELOPMENT.

Capital expenditure in the BÖHLER-UDDEHOLM Group totalled 79.1 m€ for the reporting year versus 98.1 m€ in 2003. Major projects in the Group's investment program were as follows:

Activities in the High Performance Metals Division concentrated on the installation of new heat treatment equipment in China, India, Argentina, Hungary and Turkey. In addition, the sales network in China was expanded from 10 to 14 locations. Projects to add a further electro-slag re-melting unit at Hagfors (Sweden) and another vacuum re-melting unit in Kapfenberg (Austria) were also approved during the reporting year.

Investments in the Welding Consumables Division focused on additions to the equipment used to manufacture high-alloy filler wire in Kapfenberg, which will double capacity. The high-bay warehouse in Hamm (Germany) was also modernized to optimize logistics and inventory management. At the same time, a new packaging line for welding consumables was installed.

The most important investment by the Precision Strip Division was the installation of a 20-high cold rolling mill for the production of very thin cold-rolled strip steels that are used in the manufacture of razor blades, valves and weave reeds. This equipment started operations on schedule during 2004 in Munkfors (Sweden). It will replace a number of older machines and will support further rationalization at this site.

Capital expenditure in the Special Forgings Division concentrated on renovation of the screw press in Kapfenberg. However, an investment proposal for the purchase of a second large forging press was approved during the reporting year. This new screw press is scheduled for start-up in 2007, and will support a sizeable increase in the production volume of forged components for the aircraft industry as well as significant extension of the product line.

BÖHLER-UDDEHOLM spent 16.0 m€ on research and development during the reporting year, or 0.8% of total Group sales. The member companies of the Group now hold 679 patents and patent applications, which is almost twice as much as five years ago. One of the focal points of research activities is formed by the development of new high-performance steels. A number of new steel grades were introduced to the market, including Stavax Supreme moulding steel for the plastics industry, the wear-resistant Weartec-SF steel for cold rolling, S290 MICROCLEAN high-speed steel for machining tools and W360 hot work steel for shaping tools.

RISK MANAGEMENT.

BÖHLER-UDDEHOLM is exposed to a number of risks that require systematic and continuous management. The Managing Board of BÖHLER-UDDEHOLM AG believes these risks can be clearly identified and controlled. The importance of risk management at BÖHLER-UDDEHOLM was underscored by the appointment of a risk manager for the Group during the reporting year, whose primary goal is to coordinate the implementation of risk management in the individual Group companies.

The Group risk manager collects and consolidates the reports prepared by the risk managers in the individual operating companies to provide divisional directors and the Management Board with detailed information for evaluating the current risk environment. A comprehensive process – from the identification and evaluation of risks and opportunities up to the determination of suitable measures and their inclusion in the budget process – will be implemented throughout the Group during the 2005 Business Year.

The Group's risk management process is focused on the risks associated with normal business operations. Individual transactions that carry a high degree of risk are subject to separate analysis.

Foreign exchange risks that arise from worldwide procurement and sales are registered systematically, and eliminated or limited through suitable hedging instruments. In addition to the exchange rate risks associated with accounts receivable and payable, foreign currency risks on other balance sheet items (such as foreign currency loans) are subjected to continuous monitoring and are hedged if necessary. The risks arising from interest rate fluctuations and raw materials prices are monitored in the same manner.

Measures and events that do not fall under the scope of operations, but which could have a significant influence on the further development of the Group, are monitored separately. In particular, these transactions include acquisitions and major investments.

These financial risks must be distinguished from natural disasters and liability risks that can be insured. The assets of the individual BÖHLER-UDDEHOLM companies are insured locally or through a Group



rust, heat

and

acid-resistant
welding
materials

er

emanding

steel
construction
projects

such as

bridges.

policy. This insurance also covers damages that could result from the interruption of business after natural disasters. In addition, Group companies are insured against general business risk, product liability and environmental risks. Separate Group-wide transportation insurance is also maintained.

Guidelines implemented by the **BÖHLER-UDDEHOLM** Group define responsibilities for the prevention of dangers as well as procedures for dealing with damages. In the individual Group companies, operating management is responsible for identifying and controlling risk. The implementation of a Group-wide risk and opportunity management system, which will also incorporate the existing risk management systems, will make it possible to identify and control the internal and external risks and opportunities associated with the business operations of the Group.

BUSINESS RISKS.

BÖHLER-UDDEHOLM was exposed to the following business risks during the 2004 Business Year:

ACQUISITIONS.

BÖHLER-UDDEHOLM pursues a growth strategy that may include further acquisitions in the coming years. Since the number of potential targets is limited, future takeovers could focus on companies that require considerably higher integration expenditure because of their size or current structure. In addition, credit financing could lead to a significant deterioration in the Group's gearing ratio.

Based on past experience with the purchase and integration of companies, the Management Board is well aware that the success of acquisitions depends not only on financial resources but also on the availability of suitable management capacity. Management believes that the sum of interest-bearing debt should not exceed equity (gearing ≤ 100%), even in the case of acquisitions. This target was also met by the successful takeover of Villares Metals S.A. in Brazil.

COUNTRY RISK BRAZIL.

The acquisition of Villares Metals S.A. in Sumaré (near Sao Paulo) raised the Group's investment in Brazil by a substantial amount. Although the economic climate in this country can be characterized as positive at the present time, future developments must be classified as uncertain because of the instable economic and political conditions that prevailed in the past. The management of **BÖHLER-UDDEHOLM** is well aware that a difficult economic or political environment could have a major impact on the results of this company. In order to also safeguard the ability of Villares Metals S.A. to operate in crisis situations, measures will be taken to ensure that the company has a sufficiently high level of equity.

COMPETITION.

The Group is subject to intense competition from a number of companies, some of which are larger or have more extensive financial resources than **BÖHLER-UDDEHOLM**. Through the continuous improvement of products, services, and production processes as well as the steady expansion of the sales network, **BÖHLER-UDDEHOLM** has been able to successfully defend its position on the market. Worldwide sales through fully owned distribution outlets by the Group on all continents provide a major competitive advantage that only few competitors can match.

Economic weakness in Germany and other West European countries.

—— Germany is the single most important market for BÖHLER-UDDEHOLM. An unfavourable economic climate in this or other major Western European markets could limit earnings opportunities for the Group over the long-term. However, management assumes that the individual Group companies will continue to be as successful in the future as they have been under difficult market conditions in the past.

Cyclical development in key customer segments.

—— BÖHLER-UDDEHOLM is active for the most part in highly specific segments of the specialty steel branch, and is therefore not exposed to the same degree of cyclical volume and price developments as other steel producers. Nevertheless, a significant share of sales is recorded with customers whose business development is exposed to strong cyclical fluctuations. These customer groups include automobile companies and aircraft manufacturers as well as producers of consumer goods and equipment for energy suppliers. A decline in sales in these branches could have a negative impact on sales prospects for products made by the BÖHLER-UDDEHOLM Group.

Dependence on individual customers.

—— The member companies of the BÖHLER-UDDEHOLM Group supply products and services to more than 100,000 customers throughout the world. No single customer is responsible for more than 2% of Group sales. Therefore, the loss of any single customer would not have a material impact on consolidated sales. However, the Precision Strip and Special Forgings Divisions, which together generate 12.9% of Group sales, manufacture certain products that focus on few key customers. The loss of these customers could have a significant negative effect on the sales and earnings recorded by these divisions, and management therefore works to consolidate and protect these customer relations on a long-term basis.

Fluctuations in raw material and energy prices.

—— Raw materials for the production of specialty steels include scrap and a wide variety of alloys, which are subject to strong price fluctuations. The prices for these materials rose sharply during the reporting year, and further increases cannot be excluded. Particularly in Europe, increases in the prices of alloys can be passed on to customers in part through so-called "alloy surcharges". In 2004 a standardized alloy surcharge was also successfully introduced for customers in the USA. BÖHLER-UDDEHOLM hedges the price of nickel traded on the London Metals Exchange (LME) through forward and option contracts. Nevertheless, strong increase or decreases in alloy prices can influence the earnings of the Group.

The current development of prices for energy and raw materials generally has a negative impact on Group earnings since these higher prices cannot be passed on in full to customers because of the strong competition that characterizes the industry.


SALES BY
DIVISION
15.1% WELDING CONSUMABLES
8.5% PRECISION STRIP
4.4% SPECIAL FORGINGS
72.0% HIGH PERFORMANCE METALS
SALES BY
REGION
21% AMERICAS
13% ASIA
4% REST OF EUROPE
3% AUSTRALIA
1% AFRICA
58% EU
32% AUTOMOTIVE
5% OTHER
5% PETRO-CHEMICALS
SALES BY
SECTOR
6% ELECTRONICS
7% AIRCRAFT
10% POWER GENERATION
11% MECHANICAL ENGINEERING
24% CONSUMER GOODS

In accordance with the requirements of the Kyoto Protocol, the Austrian and Swedish governments have allocated in total roughly 59,000 tonnes of CO_2 emission certificates per year to the Group. This will provide **BÖHLER-UDDEHOLM** with a sufficient volume of emission certificates based on current production levels, and the Group will presumably not need to purchase additional certificates on the market.

ENVIRONMENTAL RISKS.

As is the case with all plants operated by steel producers, **BÖHLER-UDDEHOLM** also produces at locations that could have been exposed to environmental threats in the past. The Company is aware of contamination at the production sites in Kapfenberg (Austria) and Meerbusch (Germany), and the situation in these areas is monitored regularly by the Company and official agencies. **BÖHLER-UDDEHOLM** has been assured by environmental experts that no specific measures are currently required to deal with this contaminated property. Such measures cannot be excluded in the future, however. In particular **BÖHLER-UDDEHOLM** expects to incur additional costs when industrial property is rezoned for other uses, as is currently planned for Meerbusch.

EXCHANGE RATE RISKS.

The Group is able to successfully counteract annual exchange rate fluctuations through foreign currency management. However, the steady decline of the US-Dollar combined with the increasing strength of the Euro has led to a successive weakening of the Group's competitive advantage over companies that produce in the USA or other countries whose economies are closely linked to the US-currency. In order to offset this development, management uses hedging instruments on a regular basis. Since almost all required alloys are invoiced in US-Dollars, exposure in this currency can be reduced by a substantial amount. Financial risks are discussed in detail on page 82 of the notes to the financial statements.

OUTLOOK.

The excellent development of business in 2004 was supported by a generally favourable economic climate, successful takeover activities and careful attention to costs as well as the opportunity to pass on most raw material price increases to customers. **BÖHLER-UDDEHOLM** will undertake all efforts to continue this course during the 2005 Business Year.

Management assumes that the operating environment will remain positive for the **BÖHLER-UDDEHOLM** Group throughout 2005. In Latin America the economy should continue to gain momentum, while consolidation at a satisfactory level is forecasted for North America, Asia and Europe. Key customer markets such as the automotive industry, aircraft manufacturers and energy producers are expected to generate satisfactory demand for specialty steel and specialty steel products.

These overall positive expectations are associated with a number of risks, which management intends to monitor very carefully. In general, **BÖHLER-UDDEHOLM** expects higher costs in the areas of personnel, energy and transportation. It is also assumed that the prices for alloys and scrap will remain at a high level. Although the exchange rate risk for the US-Dollar versus the Euro, Swedish Krona and Brazilian Real has been generally hedged, the development of business could be impaired if exchange rates remain at current levels.

In order to counteract these negative factors and safeguard the profitability of the BÖHLER-UDDEHOLM Group over the long-term, the following projects and programs will be implemented during the 2005 Business Year:

—— Forced expansion of the sales network in Asia.
——— Increase in capacity for the production of high-quality special steels through investment in further units for electro-slag remelting and vacuum induction melting.
—— Greater focus on services such as heat treatment, above all in the growth markets of Southeast Asia and Eastern Europe.
———— Strategic investment in a second large forging press for Kapfenberg.
Site concentration and rolling mill investments at Villares Metals (Brazil).
——— Continuous reduction of costs in all divisions.
—— Adjustment of net working capital (in particular, inventories) to reflect changing market conditions.

These planned actions, combined with a favourable operating environment and solid demand in key industries, should increase sales and earnings during the 2005 Business Year. The current high level of order intake and increase in order backlog in the BÖHLER-UDDEHOLM Group at year-end 2004 form a sound basis for this growth. In addition, the Company plans to support this profitable growth course with further acquisitions.

NUMBER OF EMPLOYEES AS OF 31 DECEMBER

Year	Employees
1999	9,092
2000	9,071
2001	9,298
2002	9,296
2003	10,053
2004	11,800

VALUE-ADDED PER EMPLOYEE IN K€

Year	Value-added
1999	81.5
2000	93.3
2001	92.9
2002	90.2
2003	89.4
2004	94.7

BÖHLER-UDDEHOLM

is the

world's

largest

producer



The major

customers

for these products

are found

in the

automobile

and

automotive supplier industries.

SALES IN M€

Year	Sales in M€
2002	1,044.3
2003	1,005.4
2004	1,392.6

EBIT IN M€

Year	EBIT in M€
2002	75.4
2003	77.4
2004	154.1

EMPLOYEES

Year	Employees
2002	6,828
2003	6,908
2004	8,692

PRODUCTS, MARKETS AND CUSTOMERS.

High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group, with a 72.0% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured by six companies: Böhler Edelstahl GmbH in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Villares Metals S.A. in Sumaré (Brazil), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH in Bruckbach (Austria) and Böhler-Uddeholm Specialty Metals, Inc. in South Boston (USA). The division also operates heat treatment facilities in a number of countries.

The most important segment in this division is tool steel (cold and hot work steels as well as plastic moulding steels), where BÖHLER-UDDEHOLM is the market leader with a share of roughly 30%. The second largest segment is high-speed steel, where the Group ranks second with approximately 23% market share. Other major products include special grades and nickel-based alloys as well as high-alloy sheets, wire and profiles.

Key customers for the High Performance Metals Division in Europe, Asia and the Americas are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry, aircraft and aerospace industries, consumer goods and electronics industries, and medical technology firms.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's worldwide sales network. It allows for fast and flexible reaction to the needs of customers on site, and provides not only steel and materials but also a wide range of services and technical know-how.

ACQUISITION OF VILLARES METALS.

BÖHLER-UDDEHOLM finalized the acquisition of the Brazilian Villares Metals S.A. from Aços Villares S.A. in March 2004. Villares Metals is the market leader in the tool steel, high-speed steel and valve steel segments in Latin America. This transaction has considerably strengthened the position of BÖHLER-UDDEHOLM in an attractive growth market and represents an optimal addition to the activities of the High Performance Metals Division. The integration of Villares Metals was completed quickly and without difficulty during the reporting year.

BUSINESS OVERVIEW 2004.

Demand for the division's products was outstandingly strong in Europe throughout the 2004 Business Year. In particular, the high level of demand from Germany was somewhat surprising. Developments on Asian markets were good, above all in China,

Japan, Malaysia and Thailand. After years of stagnation the manufacturing sector in the USA began to recover, while the demand for specialty steel and specialty steel products rose across Latin America, especially in Brazil and Argentina. Markets in Australia and South Africa also showed a more positive trend compared to the previous year.

An analysis of key customer branches shows steady and solid demand from the automotive industry, which generates roughly 41% of division sales. The most important business driver for this segment is the innovative model policy of automobile manufacturers in Europe. The division's second most important customer is the consumer goods industry, which benefited from rising demand in Asia, Eastern Europe and South America during 2004. The demand for specialty steels also rose in the aircraft industry as well as in the chemical and oil field branches. The energy sector showed a strong upturn as the result of higher demand for electricity and replacement investments in growth markets.

In the individual product segments, sales of tool steel showed a marked shift towards re-melted grades (electro-slag re-melting). Higher demand for machining tools to handle hard-to-process materials led to an increase in sales volumes of powder metallurgy-based high-speed steels. The demand for special steels and nickel-based alloys focused on vacuum-melted and vacuum-re-melted products.

The High Performance Metals Division closed the 2004 Business Year with new records for sales, earnings and order intake. These excellent results were triggered by a favourable operating environment and the acquisition of Villares Metals as well as intensified efforts in the areas of distribution and cost savings.

CAPITAL EXPENDITURE.

Decisive for the success of this division is the continuous improvement of customer services such as heat treatment. Investments were therefore concentrated on the installation of new heat treatment plants in China, India, Argentina, Hungary and Turkey. Activities also focused on the development of the sales network in China, which was increased from 10 to 14 sites during the reporting year. Many of these locations not only have a warehouse but also facilities for heat treatment and machining. Projects were approved in 2004 to install a second electro-slag re-melting unit at Hagfors and another vacuum induction melting unit in Kapfenberg. These decisions represent management's reaction to the growing demand for high-quality re-melted steels.

RESEARCH AND DEVELOPMENT.

Research activities concentrated on the development of high-performance steels during the reporting year. The division succeeded in introducing a range of new steel grades to the market, including Stavax Supreme moulding steel for the plastics industry, the wear-resistant Weartec-SF steel for cold rolling, S290 MICROCLEAN high-speed steel for machining tools and W360 hot work steel for shaping tools. The focal point of research was placed on simulation projects, which will permit an exact assessment of the properties of new steel grades before test production. This will reduce product development costs, and also allow the division to realize better and faster results.

Key Segment Figures (in m€)	2004	2003	2002
Total sales	1,392.6	1,005.4	1,044.3
Intra-company sales	11.5	13.5	17.5
External sales	1,381.1	991.9	1,026.8
Earnings before interest and tax (EBIT)	154.1	77.4	75.4
Operating assets	1,273.8	1,043.8	1,024.2
Operating liabilities	247.7	160.4	158.2
Capex	60.3	59.4	77.7
Depreciation	59.6	54.8	62.4
Other non-cash income/expense	(3.3)	5.4	1.1
Employees	8,692	6,908	6,828

SALES IN M€

2002 131.8
2003 255.7
2004 291.6

EBIT IN M€

2002 10.7
2003 15.4
2004 20.9

EMPLOYEES

2002 784
2003 1,518
2004 1,507

PRODUCTS, MARKETS AND CUSTOMERS.

Welding represents a process that is required to join metals with each other. There is almost no alternative to welding in industrial applications, especially where high safety standards are involved (e.g. mechanical engineering as well as the construction of power plants, ships and automobiles). The Welding Consumables Division has positioned itself as a universal provider of welding materials such as sheathed electrodes, solid wire and filler wire for electrical arc welding, stick electrodes for gas welding, welding consumables for maintenance and repair and soldering materials.

The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Belgium, Italy, Turkey, Brazil and Mexico. It also has a network of sales subsidiaries that are responsible for the distribution of welding consumables throughout the world. With a 15.1% share of total sales, Welding Consumables is the second largest division in the **BÖHLER-UDDEHOLM** Group.

Medium and high-alloy welding consumables generate approximately two-thirds of division sales. The Group is market leader for rust, acid and heat-resistant products in many Western European and South American countries. The most important customer branches for these products are: the petrochemical and chemical industries, power station and plant construction, crude oil and natural gas production (offshore), equipment construction for sugar processors, the fabrication of liquid natural gas (LNG) tanks, automobile manufacture and shipbuilding, pipeline construction, the food industry and steel and apparatus construction.

BUSINESS OVERVIEW 2004.

The Welding Consumables Division registered a sharp rise in demand on all key markets during the 2004 Business Year. The sale of welding materials in Germany rose by a substantial amount, reaching roughly 30% of division sales. Demand was also strong in Eastern Europe, Brazil, South Korea and China.

The Welding Consumables sales network did not include a subsidiary in China up to the reporting year. However, preliminary steps were taken to establish a branch in this important growth market during 2005. The development of business in the USA was slowed to a certain degree by the unfavourable Euro/Dollar exchange rate, but the new EU member states reported sound growth.

The level of demand exceeded expectations in a number of customer branches during the reporting year, especially in the areas of power plant construction, petrochemicals, chemicals, offshore, steel plant construction and mechanical engineering for the sugar industry. Growth was also reported in the sale of welding consumables to



[illegible]

Welding Consumables
Division

is a

specialist

for the

manufacture

of

medium and
high-alloy

welding materials,



which

used in

shipbuilding

for
example.

manufacturers of liquid natural gas tanks (LNG). These tanks are used to transport natural gas in liquid form, and place high requirements on the quality of welding materials. The division also focused on the offshore segment, since the increased construction of drilling platforms is expected to lead to greater demand for high-quality welding electrodes.

The Welding Consumables Division recorded growth in sales, earnings and order intake during 2004, which represents the best year in its history. Sales volumes and prices rose in all product segments and the product mix improved, above all in the medium and high-alloy areas. This business unit also registered a significant improvement in profitability compared to previous years.

CAPITAL EXPENDITURE.

Investments in Kapfenberg (Austria) were concentrated on the expansion of production equipment for high-alloy filler wire, in order to double capacity. These materials are used primarily in the construction of power plants and by the petrochemicals industry, and lead to a substantial reduction in the welding process for users. At Hamm (Germany) capital expenditure was centred on the modernization of the high-bay warehouse to optimize logistics and stock management. A new packaging line for welding consumables was also installed during the reporting year. In the other member companies of the division investment activity focused chiefly on replacements.

RESEARCH AND DEVELOPMENT.

Research activities in the Welding Consumables Division focused on the development of high-alloy filler wire and stick electrodes (also see page 50). Non-alloy filler wire was also added to the product line and introduced to the market. This new product reflects the growing importance of pipeline construction in China. Research was also intensified in the area of special wire electrodes, which are used to weld combustion chambers in waste incineration plants. Research projects also covered high-tensile materials, which are used for welding in automobiles (catalytic converters, structural components) and crane construction.

Key Segment Figures (in m€)	2004	2003	2002
Total sales	291.6	255.7	131.8
Intra-company sales	11.8	10.4	3.7
External sales	279.8	245.3	128.1
Earnings before interest and tax (EBIT)	20.9	15.4	10.7
Operating assets	187.3	187.6	91.4
Operating liabilities	44.1	32.6	16.1
Capex	5.6	23.6	4.1
Depreciation	12.2	9.7	5.0
Other non-cash income/expense	(2.5)	4.1	0.9
Employees	1,507	1,518	784

SALES IN M€

Year	Sales in M€
2002	164.6
2003	158.5
2004	163.6

EBIT IN M€

Year	EBIT in M€
2002	34.7
2003	35.0
2004	32.2

EMPLOYEES

Year	Employees
2002	1,038
2003	1,038
2004	1,002

PRODUCTS, MARKETS AND CUSTOMERS.

The Precision Strip Division manufactures its highly specialized niche products at three sites: Böhler-Uddeholm Precision Strip GmbH & Co KG and Martin Miller GmbH in Austria as well as Böhler-Uddeholm Precision Strip AB in Sweden. The product line comprises three major segments:

- Strip steels for the production of saws to cut wood, stone, plastics, metals and foodstuffs;
- Strip steels (rule die steel, cutting and creasing rules) to punch cardboard, paper, plastics, leather and textiles;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, weave reed, crepping doctor blades and printing doctor blades.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. The most important export markets for these niche products are the EU countries (approx. 60%), as well as the Americas and Asia. In most countries, customers are supplied by Group sales companies. In other countries, the best way to reach the market is through local trading partners who exclusively sell BÖHLER-UDDEHOLM strip products. The division's strengths are individualized customer care and local support through user-specific expertise.

BUSINESS OVERVIEW 2004.

The development of business in the Precision Strip Division was subdued at the start of the year, with momentum only rising during the second six months. Towards the end of 2004, demand was high on all key markets and in all product segments. The reporting year was marked by particularly strong growth in sales of band saw steels (construction industry, machinery manufacturers), while the demand for rule die steel in the leather and textile industry declined due to the relocation of many customers to the Asian region.

The division was able to hold sales at the prior year level, but order intake improved over 2003. Earnings showed a slight decline compared to the previous year, with the unfavourable Euro/US-Dollar exchange rate exerting a strong negative effect. The Precision Strip Division records roughly one-third of its sales in US-Dollar regions or markets whose currencies are closely linked to the US-Dollar. Moreover, the cost of raw materials increased by a substantial amount during the reporting year. These price increases had to be passed on to customers – with some delays – in order to safeguard the earning power of the division over the long-term.

Productivity increases and the rationalization of production processes kept the division's profitability at a high level. This will also allow the division's companies to increase their investments in research and development to further improve product quality standards for the benefit of customers.

The branch office in Brunswick (Ohio, USA), which was previously run as a pure sales company, was readied to also start the production of cutting and creasing rules during the reporting year. The goal of this project is to supply the US market better and more quickly with these products.

CAPITAL EXPENDITURE.

Investments made during the reporting year included a 20-high cold rolling mill as well as annealing and hardening plants for the production of very thin special cold rolled steels. This equipment was installed at Munkfors and started operations on schedule in 2004; the investment volume totalled roughly 15 m€. The new machinery will replace a number of older lines, and allow for further rationalization at this facility. The production of the first strips (for razor blades, valves, weave reeds etc.) was successful and will significantly improve the division's competitive ability in this segment on a lasting basis.

Projects at the two Austrian sites were directed primarily towards rationalization measures and the purchase of machinery. State-of-the-art electronics were installed in the production area to optimize quality controls. This has allowed the companies to reduce the number of customer complaints to near zero.

RESEARCH AND DEVELOPMENT.

In the special cold rolled steel (weave reeds, coater blades) and saw steel (wood, stone, metal) segments, all new product developments were protected by patents. The research activities of the Precision Strip Division are directed primarily towards providing higher benefits for customers, such as reducing waste in saw production or increasing the useful life of coater blades.

In 2003, the division introduced a special research prize, which is awarded annually. It is designed to support cooperation with universities and give young scientists an opportunity to perform research in areas that are of importance to the Precision Strip Division. It is interesting to note that one of the first recipients of this award now heads the R&D department in Munkfors.

Key Segment Figures (in m€)	2004	2003	2002
Total sales	163.6	158.5	164.6
Intra-company sales	0.0	0.0	0.0
External sales	163.6	158.5	164.6
Earnings before interest and tax (EBIT)	32.2	35.0	34.7
Operating assets	125.3	119.7	121.8
Operating liabilities	28.2	24.9	33.2
Capex	6.0	10.6	4.1
Depreciation	6.8	7.2	9.5
Other non-cash income/expense	0.6	0.6	0.1
Employees	1,002	1,038	1,038

SALES IN M€

Year	Value
2002	96.4
2003	79.8
2004	87.2

EBIT IN M€

Year	Value
2002	10.5
2003	1.7
2004	3.8

EMPLOYEES

Year	Value
2002	390
2003	355
2004	348

PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg. The aircraft and jet engine industries represent the most important single market, which generates roughly 60% of total division sales. The second largest product segment is steam and gas turbine construction with above 20% of division sales; selected niches in the machinery and plant construction sector comprise a further market. The division's products are sold throughout the world, with slightly more than half of division sales recorded in Europe; other key markets are North America and Asia.

The major aggregates for the production of these products are the world's largest screw press with 31,500 tonnes of impact force, drop-forging hammers with 80 to 350 kJ blow energy, and open die hammers. This equipment is used to produce technically demanding forged products in small batches to meet specific customer requirements and in accordance with a comprehensive ISO 9001-certified quality control system.

BUSINESS OVERVIEW 2004.

The Special Forgings Division followed a very difficult year in 2003 with a significant improvement in results during 2004. This development was generated primarily by economic recovery in the aircraft industry. Since aircraft manufacturers will increase their construction rates during the 2005 Business Year, this already led to a positive impact on division results in 2004. The demand for special forgings, such as diesel valves for ships, also rose by a substantial amount. Only sales volumes of turbine blades remained below the prior year level. In total, the Special Forgings Division was able to record strong growth in sales and order intake for the reporting year. Earnings also showed significant improvement over the previous year due to the higher volume of business and rapid implementation of cost saving measures.

AIRCRAFT INDUSTRY.

The most important customers for this division are the aircraft manufacturers Boeing, Airbus (EADS), Bombardier, Embraer and their component suppliers, as well as the jet engine manufacturers General Electric, Volvo Aero, Snecma, MTU and Rolls Royce. BÖHLER-UDDEHOLM supplies these companies with structural components and forged disks made of titanium and nickel-based alloys and special aircraft steels. During the reporting year the division started the series production of 67 different forged parts for the new Airbus A380. The favourable business climate also provided a sound basis for the acquisition of new customers in the aircraft component manufacturing branch. A number of these new customers produce forged disks for jet engines, a segment that showed substantial growth in 2004.







The

Special Forgings

Division

produces

components

made of

high-alloy

steels

to meet

detailed safety

requirements,

for example

in

cable railway

construction.



TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are Siemens, Alstom, General Electric, Toshiba and Ansaldo. Despite modest recovery on this market during the second half of 2004, sales in this segment fell below the prior year level. However, significant improvement was recorded during the course of the business year due to higher demand from markets such as China and Eastern Europe. These growth regions have massive energy requirements, and are therefore investing substantial funds in power plant and turbine construction.

OTHER SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves, forged components for cable railways, and special wagon wheels. All these areas showed sound growth during the reporting year. This was particularly true for marine diesel valves, where sales were driven by an increase in cargo volumes. The resulting new construction of cargo ships and oil tankers provided an impulse for growth in this area.

CAPITAL EXPENDITURE.

One major project focused on the renovation of the screw press in Kapfenberg, which is one of the most important aggregates in the division. However, an investment proposal for the purchase of a second large forging press was approved during the reporting year. The investment volume will total approximately 27 m€, and operations are scheduled for start-up in 2007. This equipment will support a sizeable increase in the production volume of forged components for the aircraft industry as well as significant expansion of the product line. Activities in 2004 also included modernization of the warming ovens to significantly improve quality by making temperature regulation even more precise. A number of replacement investments were also made to optimize production processes.

RESEARCH AND DEVELOPMENT.

Research activities in the Special Forgings Division concentrated on the development of micro-structure models for titanium alloys. These models are expected to promote important advances in the design of forging processes for titanium components and provide a lasting improvement in product features. Process routes for new steel and titanium alloys, which will be used to a greater extent by the aircraft industry in the future, were also developed and transferred to series production in 2004. In addition, the division started joint research projects together with aircraft manufacturers to verify the influence of forging processes on the useful life of selected components.

Key Segment Figures (in m€)	2004	2003	2002
Total sales	87.2	79.8	96.4
Intra-company sales	2.5	1.8	1.5
External sales	84.7	78.0	94.9
Earnings before interest and tax (EBIT)	3.8	1.7	10.5
Operating assets	78.9	79.0	99.0
Operating liabilities	13.1	9.1	10.4
Capex	3.1	2.5	5.0
Depreciation	2.8	3.0	3.0
Other non-cash income/expense	0.3	(0.1)	0.3
Employees	348	355	390

SHARE PRICE DEVELOPMENT.

BÖHLER-UDDEHOLM AG was first listed on the Vienna Stock Exchange on 10 April 1995, and has traded in the most important segment of the equity market – the Austrian Traded Index (ATX) – since that time. The Company has also maintained a Sponsored Level-1 ADR Program in the USA since 1996. In addition to the established trading of options, the purchase and sale of futures contracts on **BÖHLER-UDDEHOLM** shares started on 18 October 2004. This instrument will broaden the range of alternatives to trade **BÖHLER-UDDEHOLM** shares, in particular for institutional investors.

In the leading ATX index **BÖHLER-UDDEHOLM** was weighted at 2.5% as of year-end 2004. The on-exchange trading volume of the Company's shares equalled 957.6 m€ and the off-exchange volume (OTC) reached 512.1 m€ for the reporting year. This combined turnover of 1,469.7 m€ again makes **BÖHLER-UDDEHOLM** one of the ten most heavily traded stocks on the Vienna Exchange.

The share started 2004 at 54.69 € and moved steadily upward throughout the entire year, exceeding the previous all-time high – the 1997 closing price of 76.60 € – by a significant margin. The annual high of 92.98 € was reached on 30 December 2004, the last trading day of the year. This development represents a year-on-year increase of 73.7% over the 2003 closing price of 53.54 €. Even though the ATX rose by only 57.4% during this period, the Vienna Stock Exchange was still able to significantly outperform major international exchanges for the fourth year in succession. The market capitalization of **BÖHLER-UDDEHOLM AG** increased from 588.9 m€ in 2003 to 1,022.8 m€ at year-end 2004.

This substantial increase in value during the reporting year can also be interpreted as a sign of approval by the investing community for the growth course taken by the **BÖHLER-UDDEHOLM** Group. The Company set new records for sales and earnings and further improved its profitability in 2004. **BÖHLER-UDDEHOLM** was well positioned on international markets to take full advantage of economic recovery, and the acquisition of Villares Metals S.A. in Brazil substantially strengthened the Group. These milestones were also honoured by the capital market with an increase in the Company's stock price, and are reflected in the buy recommendations issued by the majority of sector analysts for the **BÖHLER-UDDEHOLM** share during 2004.

The demand for one-on-one meetings between institutional investors and the Company's management rose noticeably during the reporting year. The road shows held by **BÖHLER-UDDEHOLM AG** were therefore expanded to include financial centres such as Frankfurt, Zurich, Geneva, London, Edinburgh, Paris, New York, Boston, Fort Lauderdale and Toronto. For the retail public in Austria, the Company presented

SHARE PRICE PERFORMANCE RELATIVE TO ATX (10 April 1995 – 31 December 2004)


€
90
80
70
60
50
40
30
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed


4.2% TREASURY STOCK
15% AUSTRIA
OWNERSHIP
STRUCTURE
24% USA
7% UK
14% GERMANY
3% SWITZERLAND
5% FRANCE
2.2% OTHER
25.6% BU-INDUSTRIEHOLDING GMBH

itself with a newly designed stand at the "GEWINN" Trade Fair in Vienna from 21 to 23 October 2004.

The full privatization of **BÖHLER-UDDEHOLM AG** in November 2003 increased free float, which reached 70.2% at year-end 2004. A Group of private Austrian financial investors (BU-Industrieholding GmbH) owned 25.6% of the Company's stock, and remained the single largest shareholder. Following the share buyback for the stock option plan, 4.2% of share capital was held by **BÖHLER-UDDEHOLM AG** in the form of treasury stock.

CORPORATE GOVERNANCE.

BÖHLER-UDDEHOLM AG accepts the Austrian Corporate Governance Code, and complied with its provisions throughout the 2004 Business Year. Divergence from points 38, 42, 43, 54 and 69 of the code was disclosed and explained on the Company's Website under "Corporate Governance" (comply or explain). It should be noted that **BÖHLER-UDDEHOLM** also observed all R-Rules (recommendation) during the reporting year.

At the Austrian Stock Exchange Awards for 2004, **BÖHLER-UDDEHOLM** was ranked first in the category "Corporate Governance". This prize also underscores the acknowledgment of the financial community for the Company's efforts in this area.

As in the prior year, **BÖHLER-UDDEHOLM** became one of the few companies in Austria to submit to a voluntary evaluation of its compliance with the provisions of the code by an external institution. This audit was conducted by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, and the results are published on the **BÖHLER-UDDEHOLM** website.

BÖHLER-UDDEHOLM AG also intends to comply with the Austrian Corporate Governance Code during the 2005 Business Year.

STOCK OPTION PLAN.

Based on a resolution passed by the Annual General Meeting on 14 May 2001, the Company started a share buyback program on 4 October 2001. Shares repurchased as part of this program will be used for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act. The stock buyback was completed on 24 July 2002. During this period the Company repurchased a total of 504,900 shares, or 4.6% of share capital, at an average price of 46.89 € per share.

This share buyback formed the basis for implementation of a stock option plan for 58 key managers of the Group (also see page 69). In order to participate in this program, eligible managers were required to make an individual investment in **BÖHLER-UDDEHOLM** stock. The members of the Management Board of **BÖHLER-UDDEHOLM AG** were able to purchase up to 1,000 shares, all other managers up to 500 shares. The Company granted participants 20 options for each share purchased as part of the individual investment. Each option entitles the recipient to purchase one share of **BÖHLER-UDDEHOLM** stock. The exercise price per share equals the average price at which shares were purchased during the buyback program (46.89 €).

STOCK INFORMATION

ISIN Code: AT0000903851
Type of stock: Bearer shares of common stock
Share capital:
79,970,000 € divided in 11,000,000 shares
Free float: 70.2%
First traded on: 10 April 1995, Vienna Stock Exchange
On-exchange trading volume in 2004: 957.6 m€
Shares traded in 2004: 13,823,678
Average shares traded per day: 55,295
ATX weighting: 2.5%

Participants are only entitled to exercise their options if the price of the BÖHLER-UDDEHOLM share outperformed other steel companies during a two-year period (1 January 2002 – 31 December 2003). The performance comparison is based on a basket of ten steel stocks, whereby the BÖHLER-UDDEHOLM share must exceed the average growth of the following companies: Acerinox, Arcelor, Carpenter, Corus, Ispat, Rautaruukki, Sandvik, SSAB, ThyssenKrupp and voestalpine.

During the required period, the BÖHLER-UDDEHOLM share was able to outperform the steel basket by nearly ten percentage points. The results were audited and verified by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz. Participants in the stock option program were therefore authorized by a resolution of the Supervisory Board to exercise their options between 1 January 2004 and 31 December 2006.

During the reporting year, 53 of the 58 eligible managers exercised their options through settlement in shares or cash. Four participants elected to purchase shares, which led to an increase in free float from 69.8% in the prior year to 70.2% for 2004. The remaining 49 managers chose to receive a cash settlement.

Those shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the eligible participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act and remained the property of BÖHLER-UDDEHOLM AG. This step allowed the Company to prevent the sale of these shares and any possible impact on the market, and also guarantee the equal treatment of all shareholders. The number of reclassified shares is disclosed each month on the BÖHLER-UDDEHOLM website under "Investor Relations" at the menu point "Share Buyback & Stock Option Plan".

Capital market information
can be obtained from:

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BUD
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

2005 Financial Calendar	
1 April	Results for the 2004 Business Year
3 May	Results for the First Quarter of 2005
10 May	Annual General Meeting
13 May	Ex-Dividend Day
20 May	Payment of Dividends
1 September	Results for the First Two Quarters of 2005
8 November	Results for the First Three Quarters of 2005



In addition

to a
wide range

of other products,

the

BÖHLER-UDDEHOLM

Precision Strip
Division

also

manufactures

strip steels

that cut

plastics, paper,

cardboard,

leather and textiles.




EMPLOYEES
BY DIVISION
12.8% WELDING
CONSUMABLES
8.5% PRECISION STRIP
2.9% SPECIAL FORGINGS
2.1% OTHER
73.7% HIGH PERFORMANCE METALS

——— The BÖHLER-UDDEHOLM workforce rose from 10,053 by 17.4% to 11,800 during the 2004 Business Year. This growth was triggered primarily by the acquisition of Villares Metals (1,518 employees) as well as an expansion of the sales force on Asian markets and especially in China. In addition the Group employed a total of 317 apprentices in 2004 compared to 311 in 2003.

The regional distribution of employees is shown in the following table:

Employees by Region	2004	2003
Austria	3,846	3,871
Germany	1,403	1,409
Sweden	1,403	1,387
Other Europe	1,293	1,260
North America	538	559
Brazil	1,711	168
Other South America	262	236
Asia, Australia, Africa	1,344	1,163
Total	**11,800**	**10,053**

A Group conference was held in October 2004, bringing together 180 managers from the member companies of the BÖHLER-UDDEHOLM Group in Vienna. The motto of this forum was "The Art of Materializing Visions". Four well-known artists from the areas of painting, music, design and the performing arts helped participants find a creative and new approach to change management and also strengthen the sense of unity within the Group. These issues are of special importance given the growth of BÖHLER-UDDEHOLM through acquisitions in the past two years and the resulting expansion of the Group's international and cultural horizon. This innovative approach formed an exciting experience for all participants, and should intensify the team spirit throughout the Group on a lasting basis.

The BÖHLER-UDDEHOLM Management Academy, which was founded in 2003, graduated 36 men and women during the reporting year. This course of studies for future managers focuses on personnel management, strategy, finances and project management. The Management Academy programs are already booked up for the next six years, and are developing into the core of the Group's general management training. The high acceptance of this program and the success of this institution will also be used to introduce additional training courses for senior executives.

All BÖHLER-UDDEHOLM employees are able to participate in continuing education and training courses, which are held by the Group or external organizations. Participation in these programs is normally determined on an individual basis as part of the so-called appraisal dialogue.

A number of Group companies concluded the analysis phase of the human resources benchmarking project during the reporting year. This program determines key indicators such as turnover, training quotas, qualifications, illness-related absenteeism etc. and compares them with other industrial companies. The assessment provided valuable information for the future orientation of human resources management. Due to the success of this program, the Group may extend the benchmarking evaluation to other companies in the coming years.

—— Research and development expenses in the BÖHLER-UDDEHOLM Group totalled 16.0 m€ for 2004. The member companies of the Group now hold 679 patents and patent registrations. Roughly 150 employees in the BÖHLER-UDDEHOLM Group are active in research and development. Their work is supported by the Corporate Research and Technology (CR&T) Board of BÖHLER-UDDEHOLM AG, which is comprised of leading scientists from Austria, Germany, Sweden, Switzerland and the USA.

A focal point of activities in this area is to systematically build up a research and development network within the Group in order to bring product and process innovations more quickly to the market. The individual research units operate on a decentralized basis, but receive their impulses for the future direction of work from strategic projects in the BÖHLER-UDDEHOLM Group. This process is illustrated by the development of nickel-based filler wire in the Welding Consumables Division.

Nickel-based filler wire is used to weld metal components, for example in the construction of refinery equipment. It provides substantial advantages over the usual process of welding with stick electrodes. The use of filler wire as a substitute for stick electrodes can reduce welding time by up to 75%. The significant time and cost savings that result from the use of filler wire in steel welding led to increased efforts to also extend these advantages to the welding of other metals such as nickel-based alloys.

BÖHLER-UDDEHOLM therefore initiated a project together with external material research centres and universities to evaluate the prospects of producing nickel-based filler wire. Specific activities covered a wide range of process and welding issues. This project demonstrated that nickel-based filler wire can very well be produced in different dimensions. The next steps determined whether series production would be possible with equipment currently used by the Group.

Modifications and additional investments allowed the production and testing of serial prototypes with existing equipment. Welding tests confirmed the researchers' assumption: filler wire also provides superior results in the welding of nickel-based alloy components and reduces working time dramatically. Modifications were then made to the welding machines together with a customer to also allow this new filler wire to be used for welding nickel-based alloys.

This example illustrates the innovation management process at BÖHLER-UDDEHOLM: basic research together with external institutions, process development in house and product optimization in cooperation with key customers. The same methodology that is described here with this example from the Welding Consumables Division is generally applied to all major research projects in the Group's other divisions. This particular organization of research activities guarantees faster results in the development of new products and safeguards a key competitive advantage for BÖHLER-UDDEHOLM.

——— Sustainability and environmental protection have become major issues for the corporate world in recent years. National governments have shifted their focus on the treatment of natural resources to place added attention on general legal conditions, special measures to reduce hothouse gases (planned trading of emission certificates) and modern technologies for industrial facilities.

Five areas are of special importance for sustainable environmental protection in the production of special steel and materials by the BÖHLER-UDDEHOLM Group: maintaining air quality, protecting waterways, minimizing waste, saving energy and reducing noise. Over the last five years the Group's production companies have invested roughly 20 m€ to maintain and improve environmental protection in these areas.

Measures to safeguard air quality concentrated on the enclosure of melting equipment, which virtually prevents the emission of dust both in the production halls and environment. Dust removal equipment was also installed at other facilities, including welding wire and welding electrodes production plants. Investments to maintain clean air average 40 to 50% of the environmental protection expenditures by BÖHLER-UDDEHOLM production companies.

All member states of the European Union were required to incorporate the EU emission trading guidelines into national law during the reporting year. In the BÖHLER-UDDEHOLM Group, this new law affects the melting facilities in Kapfenberg (Austria) and Hagfors (Sweden). The Austrian and Swedish governments have allocated in total roughly 59,000 tonnes of CO_2 emission certificates per year to the Group. This will provide BÖHLER-UDDEHOLM with a sufficient volume of emission certificates based on current production levels, and the Group will presumably not need to purchase additional certificates on the market.

In order to further intensify efforts to protect waterways, BÖHLER-UDDEHOLM has installed new waste water treatment equipment at a number of sites (Hagfors, Mürzzuschlag, Böhlerwerk) in recent years. Pollutants must be removed and chemical impurities must be neutralized before the waste water is released into the public sewage system or returned to rivers. In order to minimize the use of water, the Group has systematically increased the number of cooling plants with closed water circulation. These closed cooling systems only require the addition of water to replace evaporation losses, and provide an opportunity to reduce waste water by roughly 80%.

The largest component of waste produced by steel plants is formed by slag, which is disposed at the Group's own landfills. BÖHLER-UDDEHOLM therefore undertakes all efforts to reduce the volume of waste generated in the production and processing of steel through process optimization. For example, the converter at the Kapfenberg plant plays an important role in reducing the volume of production slag.

Since BÖHLER-UDDEHOLM works with electric arc furnaces and also uses large quantities of electricity and natural gas in processing (re-melting, rolling, forging, heat treatment), the economical and efficient use of these resources is also very important for business reasons. For example, the Kapfenberg and Hagfors plants feed waste heat from production directly into the municipal long-distance heating network. In addition, the installation of state-of-the-art industrial burners by BÖHLER-UDDEHOLM production companies has also led to a reduction in natural gas requirements.

Note Ref.		ASSETS	31/12/2004 in k€	31/12/2003 in k€
	A.	**Non-current assets**		
(1)	I.	Property, plant and equipment	562,831.6	529,399.9
	II.	Goodwill	32,326.0	37,931.8
	III.	Other intangible assets	9,140.4	8,531.2
	IV.	Investments in associates	114.5	114.5
	V.	Other financial assets	31,750.6	32,870.0
(2)	VI.	Deferred tax assets	60,247.1	45,897.3
			696,410.2	**654,744.7**
	B.	**Current assets**		
(3)	I.	Inventories	652,410.8	519,819.1
(4)	II.	Accounts receivable from trade	373,018.9	295,062.2
(5)	III.	Accounts receivable from affiliated companies	2,659.4	4,678.5
	IV.	Income tax receivables	356.1	0.0
(6)	V.	Other receivables	35,389.7	41,174.7
	VI.	Securities available for sale	781.3	41.8
	VII.	Cash and cash equivalents	89,676.7	49,522.1
	VIII.	Prepaid expenses	13,196.9	15,658.3
			1,167,489.8	**925,956.7**
		Total assets	**1,863,900.0**	**1,580,701.4**

Note Ref.		SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2004 in k€	31/12/2003 in k€
	A.	**Shareholders' equity**		
(7)	I.	Share capital	79,970.0	79,970.0
(8)	II.	Capital reserves	264,596.6	264,596.6
(9)	III.	Treasury shares	(27,023.2)	(23,677.2)
(10)	IV.	Revenue reserves	328,612.2	271,282.4
	V.	Minority interest	6,717.5	6,387.7
	VI.	Retained earnings	46,515.6	27,572.3
			699,388.7	**626,131.8**
	B.	**Non-current liabilities**		
(11)	I.	Interest bearing debt	374,740.1	178,294.2
(2)	II.	Deferred tax liabilities	49,743.4	45,226.4
(12)	III.	Severance and pension provisions	203,885.2	201,892.5
	IV.	Other long-term provisions	22,942.1	17,750.9
	V.	Other long-term liabilities	6,371.9	2,099.7
			657,682.7	**445,263.7**
	C.	**Current liabilities**		
(13)	I.	Accounts payable from trade	177,058.9	105,539.3
	II.	Payments on account	3,192.9	1,729.9
(14)	III.	Short-term borrowings	107,379.7	134,863.5
(15)	IV.	Current portion of interest-bearing debt	28,803.6	124,204.5
(16)	V.	Short-term provisions	96,920.5	78,909.7
	VI.	Income tax liabilities	18,013.9	8,602.8
(17)	VII.	Other short-term liabilities	70,475.3	50,752.9
	VIII.	Prepaid income	4,983.8	4,703.3
			506,828.6	**509,305.9**
		Total shareholders' equity and liabilities	**1,863,900.0**	**1,580,701.4**

Note Ref.			2004 in k€	2003 in k€
(18)	**1.**	**Net sales**	**1,934,027.4**	**1,499,813.6**
(19)	2.	Cost of sales	(1,320,386.0)	(1,004,415.7)
	3.	**Gross profit**	**613,641.4**	**495,397.9**
(20)	4.	Other operating income	55,615.5	58,525.8
	5.	Distribution expense	(306,692.9)	(288,185.9)
	6.	Adminstrative expense	(117,417.1)	(106,154.6)
	7.	Amortization of goodwill	(5,672.7)	(4,666.4)
(21)	8.	Other operating expense	(47,572.7)	(41,474.9)
	9.	**Earnings before interest and tax (EBIT)**	**191,901.5**	**113,441.9**
	10.	Income/expense from shares and associated companies	0.0	33.1
	11.	Income/expense from securities	586.1	956.9
(22)	12.	Interest expense (net)	(29,944.9)	(23,141.5)
(23)	13.	Other financial result	(1,072.8)	489.1
	14.	**Financial result**	**(30,431.6)**	**(21,662.4)**
	15.	***Earnings before tax* and extraordinary charges (EBT)**	**161,469.9**	**91,779.5**
(24)	16.	Income tax expense	(51,388.0)	(34,279.5)
	17.	**Net income before minority interest**	**110,081.9**	**57,500.0**
	18.	Minority Interest	(1,434.2)	(1,508.3)
	19.	**Net income**	**108,647.7**	**55,991.7**
(33)		Basic earnings per share (in €)	10.3	5.3
(33)		Diluted earnings per share (in €)	9.9	5.1
(33)		Average number of shares outstanding – basic	10,531,766	10,495,100
(33)		Average number of shares outstanding – diluted	11,000,000	11,000,000

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTEREST

	Share capital in k€	Capital reserves in k€	Treasury shares in k€	Revenue reserves in k€	Translation reserves in k€	Retained earnings in k€	Minority interest in k€	Total in k€
As at 1/1/2003	**79,970.0**	**264,596.6**	**(23,677.2)**	**285,503.7**	**(23,596.5)**	**26,177.8**	**5,664.0**	**614,638.4**
Dividend 2002	0.0	0.0	0.0	0.0	0.0	(24,138.7)	(399.0)	(24,537.7)
Net income	0.0	0.0	0.0	30,458.5	0.0	25,533.2	1,508.3	57,500.0
Share buyback 2003	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other neutral changes	0.0	0.0	0.0	(69.7)	(21,013.6)	0.0	(385.6)	(21,468.9)
As at 31/12/2003	**79,970.0**	**264,596.6**	**(23,677.2)**	**315,892.5**	**(44,610.1)**	**27,572.3**	**6,387.7**	**626,131.8**
Dividend 2003	0.0	0.0	0.0	0.0	0.0	(26,357.8)	(900.3)	(27,258.1)
Net income	0.0	0.0	0.0	63,346.5	0.0	45,301.2	1,434.2	110,081.9
Share buyback 2004	0.0	0.0	(3,346.0)	0.0	0.0	0.0	0.0	(3,346.0)
Other neutral changes	0.0	0.0	0.0	(14.0)	(6,002.8)	0.0	(204.1)	(6,220.9)
As at 31/12/2004	**79,970.0**	**264,596.6**	**(27,023.2)**	**379,225.0**	**(50,612.9)**	**46,515.6**	**6,717.5**	**699,388.7**

	As at 1/1/2004 in k€	Foreign exchange differences in k€	Changes in group structure in k€	Used in k€	Released in k€	Allocated in k€	Transfers in k€	As at 31/12/2004 in k€
Provision for deferred taxes	45,226.4	(234.9)	644.8	659.6	5,372.1	11,215.8	(1,077.0)	49,743.4
Severance and pension provisions	201,892.5	(12.6)	150.0	8,018.6	4,435.1	14,855.7	(546.7)	203,885.2
Provision for long service awards	14,860.0	0.1	0.0	371.4	215.8	365.8	10.7	14,649.4
Other long-term provisions	2,890.9	(37.9)	2,668.4	781.3	1,031.0	4,540.8	42.8	8,292.7
Other short-term provisions	78,909.7	(503.0)	3,533.0	46,861.7	13,787.1	73,409.8	2,219.8	96,920.5
Total	**343,779.5**	**(788.3)**	**6,996.2**	**56,692.6**	**24,841.1**	**104,387.9**	**649.6**	**373,491.2**

		2004 in k€	2003 in k€
	Earnings before tax	**161,469.9**	**91,779.5**
–	Income taxes	(51,388.0)	(34,279.5)
+	Depreciation (– appreciation) of fixed assets	88,884.6	78,192.4
– (+)	Increase (reduction) in deferred tax assets	(2,387.3)	8,708.4
+ (–)	Increase (reduction) in long-term provisions	8,342.1	8,142.6
+ (–)	Translation difference from foreign currency items	215.3	(444.9)
– (+)	Income (expense) from disposal of fixed assets	(2,710.3)	(655.8)
=	**Cash flow before capital changes**	**202,426.3**	**151,442.7**
– (+)	Increase (reduction) in inventories, payments on account and prepaid expenses	(94,812.5)	(19,475.6)
+ (–)	Increase (reduction) in payments on account received and prepaid income	1,265.7	(902.8)
– (+)	Increase (reduction) in external accounts receivable	(58,442.5)	19,035.5
– (+)	Increase (reduction) in accounts receivable from affiliated companies (from trade receivables and other assets) and other receivables	6,917.1	(7,032.3)
+ (–)	Increase (reduction) in external accounts payable	47,165.2	(2,601.3)
+ (–)	Increase (reduction) in accounts payable from affiliated companies (from trade creditors and other liabilities) and other short-term liabilities	24,346.5	(11,685.4)
+ (–)	Increase (reduction) in short-term provisions	15,225.9	2,340.4
– (+)	Change in adjustment item for intercompany matching	(142.5)	(829.4)
+ (–)	Translation difference from foreign currency items	5,489.5	19,110.1
=	**Cash flow from operating activities**	**149,438.7**	**149,401.9**

		2004 in k€	2003 in k€
–	Investment in fixed assets	(79,215.3)	(84,095.3)
+ (–)	Proceeds (losses) from disposal of fixed assets	2,710.3	655.8
+	Book value of assets disposed	7,351.7	8,862.8
+ (–)	Changes resulting from group consolidation and book transfers	(557.6)	(52.2)
+ (–)	Translation difference from foreign currency items	1,573.1	7,122.5
+ (–)	Cash flow from acquisitions net of cash acquired	(56,922.7)	(39,200.6)
=	**Cash flow from investing activities**	**(125,060.5)**	**(106,707.0)**
+ (–)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	64,185.9	1,319.3
+ (–)	Increase (reduction) in bill liabilities	696.0	(802.5)
+ (–)	Increase (reduction) in payables from affiliated companies (from financing and clearing) and other long-term liabilities	(130.0)	1,533.3
– (+)	Increase (reduction) in receivables from affiliated companies (from financing and clearing)	1,467.5	573.0
+ (–)	Translation difference from debt denominated in foreign currency	(1,169.9)	(1,383.4)
–	Dividends paid, share movements, etc.	(41,727.3)	(24,817.8)
+ (–)	Translation difference from equity denominated in foreign currency	(6,000.1)	(21,013.6)
=	**Cash flow from financing activities**	**17,322.1**	**(44,591.7)**
+ (–)	Cash flow from operating activities	149,438.7	149,401.9
+ (–)	Cash flow from investing activities	(125,060.5)	(106,707.0)
=	**Free cash flow**	**24,378.2**	**42,694.9**
+ (–)	Cash flow from financing activities	17,322.1	(44,591.7)
=	**Change in cash and cash equivalents**	**41,700.3**	**(1,896.8)**
+	Cash and cash equivalents at start of year	49,563.9	56,121.3
+ (–)	Translation difference from foreign currency items	(806.2)	(4,660.6)
=	**Cash and cash equivalents at end of year**	**90,458.0**	**49,563.9**
	Cash and cash equivalents		
	Cash, cheques and bank accounts	89,676.7	49,522.1
	Current financial assets	781.3	41.8
		90,458.0	**49,563.9**

		Acquisition and production costs						
		Position as at 1/1/2004 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisitions in k€	Disposals in k€	Transfers in k€	Position as at 31/12/2004 in k€
I.	**Property, plant and equipment**							
1.	Property and buildings							
	Value of land	67,766.2	(413.5)	963.7	1,889.9	622.7	729.1	70,312.7
	Value of buildings	335,356.7	(1,045.7)	8,000.8	3,287.9	5,428.3	8,255.4	348,426.8
		403,122.9	(1,459.2)	8,964.5	5,177.8	6,051.0	8,984.5	418,739.5
2.	Technical equipment and machinery	799,509.8	(713.5)	56,282.9	22,665.3	12,023.0	28,880.7	894,602.2
3.	Other plants, work, and office equipment	186,237.6	(462.4)	4,674.6	12,527.1	6,801.9	4,233.0	200,408.0
4.	Payments on account and plant under construction	25,410.2	(158.1)	19,607.3	32,152.8	1,049.2	(43,564.6)	32,398.4
		1,414,280.5	**(2,793.2)**	**89,529.3**	**72,523.0**	**25,925.1**	**(1,466.4)**	**1,546,148.1**
II.	**Intangible assets**							
1.	Concessions, patents, similar rights and licences	45,540.0	(168.4)	0.0	3,896.1	493.8	3,289.3	52,063.2
2.	Development costs	310.9	0.0	0.0	0.0	0.0	0.0	310.9
3.	Goodwill	89,818.8	(72.6)	7.1	54.0	0.0	0.0	89,807.3
4.	Payments on account	1,643.6	30.9	0.0	370.8	8.7	(1,822.9)	213.7
		137,313.3	**(210.1)**	**7.1**	**4,320.9**	**502.5**	**1,466.4**	**142,395.1**
III.	**Investments in associates**	**114.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**
IV.	**Other financial assets**							
1.	Shares in affiliated companies	3,162.9	2.6	0.0	2,211.5	0.0	(752.7)	4,624.3
2.	Shares	2,609.5	(5.7)	(0.1)	0.7	0.0	224.1	2,828.5
3.	Securities	26,894.2	0.5	0.0	137.4	961.7	0.0	26,070.4
4.	Loans	5,985.7	(42.2)	0.0	21.6	393.6		5,571.5
		38,652.3	**(44.8)**	**(0.1)**	**2,371.2**	**1,355.3**	**(528.6)**	**39,094.7**
		1,590,360.6	**(3,048.1)**	**89,536.3**	**79,215.1**	**27,782.9**	**(528.6)**	**1,727,752.4**

osition as at 1/2004 in k€	Foreign exchange differences in k€	Changes in group con-solidation in k€	Depreciation Acquisition in k€	Impair-ments in k€	Disposals in k€	Transfers in k€	Additions in k€	Position as at 31/12/2004 in k€	Net value Position as at 31/12/2004 in k€	Position as at 31/12/2003 in k€
10,859.3	3.4	32.9	413.0	4,391.1	21.2	(2.4)	0.0	15,676.1	54,636.6	56,906.9
5,870.5	(234.2)	2,819.0	10,370.3	10.1	3,341.0	(1.0)	0.0	185,493.7	162,933.1	159,486.2
6,729.8	(230.8)	2,851.9	10,783.3	4,401.2	3,362.2	(3.4)	0.0	201,169.8	217,569.7	216,393.1
51,000.0	(443.4)	38,430.1	47,031.9	61.8	10,496.1	45.3		625,629.6	268,972.6	248,509.8
47,150.6	(640.0)	2,341.7	14,147.3	13.5	6,457.9	(38.1)	0.0	156,517.1	43,890.9	39,087.0
0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	32,398.4	25,410.0
4,880.6	**(1,314.4)**	**43,623.7**	**71,962.5**	**4,476.5**	**20,316.2**	**3.8**	**0.0**	**983,316.5**	**562,831.6**	**529,399.9**
38,662.1	(53.1)	0.0	4,920.8	0.5	476.5	(3.8)	0.0	43,050.0	9,013.2	6,877.9
144.6	0.0	0.0	57.0	0.0	0.0	0.0	0.0	201.6	109.3	166.3
51,887.0	(81.2)	2.8	0.0	5,672.7	0.0	0.0	0.0	57,481.3	32,326.0	37,931.8
156.6	1.5	0.0	37.7	0.0	0.0	0.0	0.0	195.8	17.9	1,487.0
0,850.3	**(132.8)**	**2.8**	**5,015.5**	**5,673.2**	**476.5**	**(3.8)**	**0.0**	**100,928.7**	**41,466.4**	**46,463.0**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**114.5**
1,291.3	0.8	0.0	0.0	1,500.0	0.0	0.0	0.0	2,792.1	1,832.2	1,871.6
73.4	0.7	0.0	0.0	45.0	0.0	0.0	0.0	119.1	2,709.4	2,536.1
3,009.1	0.4	0.0	0.0	0.0	99.5	0.0	202.1	2,707.9	23,362.5	23,885.1
1,408.5	(29.9)	0.0	419.6	0.0	67.6	0.0	5.6	1,725.0	3,846.5	4,577.2
5,782.3	**(28.0)**	**0.0**	**419.6**	**1,545.0**	**167.1**	**0.0**	**207.7**	**7,344.1**	**31,750.6**	**32,870.0**
1,513.2	**(1,475.2)**	**43,626.5**	**77,397.6**	**11,694.7**	**20,959.8**	**0.0**	**207.7**	**1,091,589.3**	**636,163.1**	**608,847.4**

SEGMENT REPORTING ACCORDING TO IFRS/PRIMARY SEGMENT as at 31 December 2004

Division	High Performance Metals		Welding Consumables		Precision Strip	
in k€	2003	2004	2003	2004	2003	2004
Total sales	1,005,360.9	1,392,643.0	255,694.8	291,577.1	158,515.1	163,607.1
Intra-company sales	13,464.7	11,542.5	10,377.1	11,834.9	0.0	0.0
External sales	991,896.2	1,381,100.5	245,317.7	279,742.2	158,515.1	163,607.1
EBIT	77,408.0	154,128.9	15,443.6	20,925.5	35,009.8	32,200.9
Operating assets	1,043,836.5	1,273,817.7	187,555.7	187,303.2	119,748.8	125,334.7
Operating liabilities	160,448.3	247,662.1	32,585.5	44,124.0	24,868.0	28,163.2
Capex	59,422.9	60,282.7	23,637.1	5,638.0	10,590.8	6,030.5
Depreciation	54,803.8	59,550.0	9,742.4	12,198.9	7,202.1	6,831.2
Other non-cash income/expense	5,390.4	(3,321.5)	4,135.5	(2,511.4)	601.8	596.4
Employees	6,908	8,692	1,518	1,507	1,038	1,002

SEGMENT REPORTING ACCORDING TO IFRS/SECONDARY SEGMENT as at 31 December 2004

Region	Austria		European Union		Rest of Europe		N/S America	
in k€	2003	2004	2003	2004	2003	2004	2003	2004
External sales	90,705.2	100,588.3	798,291.8	1,027,162.2	119,776.6	84,249.7	222,783.2	402,890.9
Operating assets	594,233.0	662,170.2	582,437.5	657,056.4	36,144.3	23,690.4	127,004.7	258,645.7
Operating liabilities	108,957.6	133,468.3	121,716.1	196,504.5	11,619.3	6,450.1	35,786.0	76,138.1
Capex	42,639.7	29,149.0	40,498.0	28,881.2	1,509.6	470.4	3,812.8	8,516.4

	Special Forgings		Other/Consolidation		Group	
	2003	2004	2003	2004	2003	2004
	79,807.8	87,185.7	55,720.6	62,235.3	1,555,099.2	1,997,248.2
	1,790.6	2,522.4	29,653.2	37,321.0	55,285.6	63,220.8
	78,017.2	84,663.3	26,067.4	24,914.3	1,499,813.6	1,934,027.4
	1,650.9	3,816.4	(16,070.4)	(19,170.2)	113,441.9	191,901.5
	78,997.9	78,954.0	19,594.3	15,170.8	1,449,733.2	1,680,580.4
	9,055.3	13,073.1	11,436.3	14,731.5	238,393.4	347,753.9
	2,520.6	3,125.8	1,788.9	1,796.9	97,960.3	76,843.9
	2,971.7	2,780.0	3,163.1	5,767.6	77,883.1	87,127.7
	(130.7)	265.5	(292.3)	2,902.1	9,704.7	(2,068.9)
	355	348	234	251	10,053	11,800

	Asia		Australia		Africa		Consolidation		Group	
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	200,792.9	244,199.6	42,131.2	49,632.7	25,332.7	25,304.0	0.0	0.0	1,499,813.6	1,934,027.4
	79,274.8	104,063.1	49,667.9	46,494.4	11,278.3	10,903.8	(30,307.3)	(82,443.6)	1,449,733.2	1,680,580.4
	19,456.1	29,426.2	6,820.6	9,970.4	3,761.8	2,546.5	(69,724.1)	(106,750.2)	238,393.4	347,753.9
	8,250.2	9,383.5	272.0	205.8	978.0	237.6	0.0	0.0	97,960.3	76,843.9

A. GENERAL NOTES

The consolidated financial statements of **BÖHLER-UDDEHOLM AG** for the 2004 financial year were prepared in accordance with the guidelines set forth in International Financial Reporting Standards (IFRS), whereby standards IAS 1 to 40 – to the extent that these regulations are still in effect – as well as IFRS 1, IFRS 2, IFRS 3, IFRS 4 and IFRS 5 were also applied. The regulations issued in conjunction with the Improvement Project were applied retrospectively for the 2004 financial year.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 15 domestic and 133 foreign subsidiaries, which are under the de jure and de facto control of **BÖHLER-UDDEHOLM AG**. The 20 companies not included in the consolidation are not significant, even in total. Their share in the combined sales of all Group companies equals 0.3%.

BÖHLER-UDDEHOLM AG acquired a 99.98973% stake in Villares Metals S.A., Sumaré (BR) and its European subsidiaries, Villares Metals International B.V., Dordrecht (NL) and Villares Metals Suomi Oy (SF), through its subsidiary Bohler-Uddeholm do Brasil S/A as of 18 March 2004. The acquisition price totalled 60.4 m€. The consolidated financial statements 2004 include the sales and earnings of these companies for the period from 1 April 2004 to 31 December 2004.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of **BÖHLER-UDDEHOLM AG** as of 31 December 2004, which is included as part of the notes.

The consolidation range (including **BÖHLER-UDDEHOLM AG**) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2004	**142**	**2**	**1**
Acquisitions	4	0	0
Foundations	2	0	0
Other additions	2	0	0
Disposals	0	0	0
Other disposals	1	1	0
As at 31/12/2004	**149**	**1**	**1**
Thereof foreign companies	133	1	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2004	2003
Non-current assets	55.6	53.0
Current assets	67.9	22.9
	123.5	**75.9**
Equity	10.8	0.0
Minority interest	0.3	0.2
Provisions	7.2	27.7
Liabilities	105.2	48.0
	123.5	**75.9**
Net sales	189.6	91.4
Earnings before tax	47.9	5.3
Employees	1,583	764

2. CONSOLIDATION METHODS

In preparing these consolidated financial statements, IFRS 3 (Business Combinations) and the new versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets) were applied in full as of 1 January 2004 in accordance with IFRS 3.85 (Limited Retrospective Application). Subsidiaries are consolidated using the purchase method by offsetting the carrying amount of the investment against the proportional share of revalued equity.

Any remaining difference is capitalized as goodwill. Up to the end of the 2003 financial year this goodwill was generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceed the scope of regular amortization are reflected in extraordinary write-downs.

The major changes to IFRS 3 involve the valuation of goodwill. In contrast to the provisions of IAS 22, goodwill on acquisitions may no longer be amortized on a regular basis. Goodwill that arose before 1 January 2004 was stated at its carrying amount as of 31 December 2003, and will be subject to an annual impairment test in the future. The results of this analysis are compared to the recoverable amount of the asset as of the balance sheet date, which is determined as the greater of fair value and value in use. In the **BÖHLER-UDDEHOLM** Group, value in use is based on the present value of discounted pre-tax cash flows from operating activities in the cash generating unit to which the goodwill is attributed. Impairment tests carried out in the 2004 financial year led to impairment losses of 5,672.2 k€ (previous year: zero).

If the proportional share of equity in the acquired company is higher than the applicable book value on the acquisition date, the value of all assets, liabilities and contingent liabilities must be reassessed. If this test still shows negative goodwill, the relevant amount must be recognized immediately as income. In 2004, negative goodwill of 11.3 m€ was charged to the income statement.

In accordance with IAS 27 (Consolidated and Separate Financial Statements), minority interest in the equity and profit or loss of entities controlled by the parent company is shown as a component of Group equity on the consolidated financial statements. In previous years these figures were shown as a separate item on the balance sheet between equity and provisions. The comparable values from previous financial years were adjusted accordingly.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference is capitalized as goodwill, and amortized over a period of five years up to and including 2003. As of 1 January 2004 this goodwill is recorded under "investments in associates" and subject to an annual impairment test. At present the consolidated financial statements of BÖHLER-UDDEHOLM AG do not include any goodwill from companies consolidated at equity.

All receivables, liabilities, expenses and income arising from transactions between members of the Group are eliminated. Intercompany profits (e.g. in inventories) are also eliminated if they are material.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency for the vast majority of companies since this currency determines the primary economic environment in which these companies operate. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting decrease in equity for the reporting year is –6.0 m€ (previous year: –21.0 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "foreign exchange differences" on the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date a transaction is recorded and the balance sheet date, are recognized as income or expense of the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

The major exchange rates used for foreign currency translation during the year are as follows:

Currency	Closing rate		Average rate	
	31/12/2004	31/12/2003	2004	2003
Brazilian Real	3.620604	3.643900	3.628697	3.474813
British Pound	0.705100	0.704800	0.678207	0.691406
Swedish Krona	9.020630	9.080000	9.124670	9.121405
Swiss Franc	1.542900	1.557900	1.539722	1.519928
Singapore Dollar	2.226200	2.145000	2.101847	1.985745
US-Dollar	1.362101	1.263000	1.246894	1.129996

C.
ACCOUNTING
AND VALUATION
METHODS

Group valuation rules – which were adjusted during the 2004 financial year to include the amendments made by the IASB to IAS as part of the Improvement Project as well as the newly issued IFRS – reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and confirmed by the auditors of the individual company financial statements. Data from companies consolidated at equity are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Property, plant and equipment are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is generally calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

	in %
Residential property	2.0 - 3.0
Office and plant buildings, other structures	2.0 – 20.0
Machinery and equipment	3.3 – 25.0
Tools, office equipment	5.0 – 25.0
Minor assets	100.0

Impairment losses that exceed ordinary depreciation are reflected according to the requirements of IAS 36 (Impairment of Assets). Whenever an impairment loss is reversed, a corresponding write-up is made.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded as costs.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Real estate that meets the requirements of IAS 40 (Investment Property) for classification as a financial investment is carried at acquisition price, whereby buildings are shown after the deduction of ordinary depreciation. If the fair value of these assets differs from the carrying value, the estimated fair value is shown in the notes.

Government grants (investment subsidies) are recorded as a liability and amortized over the useful of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates range from 6.67% to 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.57 (Intangible Assets) must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in accordance with IAS 12 (Income Taxes – revised 2000). Future tax benefits on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads.

Trade and other receivables are recorded at cost. Recognizable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

Marketable securities recorded under cash and cash equivalents are stated at market value (mark-to-market). There were no limitations on the disposal of these funds as of the balance sheet date.

TREASURY SHARES/STOCK OPTION PROGRAM

The repurchase program which was authorized by the 10th Annual General Meeting of BÖHLER-UDDEHOLM AG on 14 May 2001 and which expired on 14 November 2002 resulted in the buyback of 504,900 shares of the Company's stock as of the balance sheet date (same as at 31 December 2003). This figure represents 4.59% or 3,670,623.00 € of share capital.

These shares were repurchased for the implementation of a stock option program for 58 key managers. The prerequisite for participation in this program was an individual investment by each beneficiary. Each member of the Management Board of BÖHLER-UDDEHOLM AG was permitted to purchase up to 1,000 shares of BÖHLER-UDDEHOLM stock, all other key employees up to 500 shares each. Participants were granted 20 options for each share of individual investment. Each option represents the right to purchase one share of BÖHLER-UDDEHOLM common stock. Options granted to key employees and members of the Management Board as part of this program represent 504,900 shares. The exercise price equals the average price at which the shares were repurchased, which is 46.89 €.

Participants in this program were only entitled to exercise their options if the BÖHLER-UDDEHOLM share outperformed other steel securities during a period of two years (1 January 2002 to 31 December 2003). This comparison was based on a "basket" of ten steel companies, whose average share price growth must be exceeded by the BÖHLER-UDDEHOLM share.

During the observation period, the BÖHLER-UDDEHOLM share outperformed the steel basket by nearly ten percentage points. This result was examined and confirmed by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz. The participants in this stock option program are therefore entitled to exercise their options during the period from 1 January 2004 up to and including 31 December 2006.

During the 2004 financial year, 53 of the 58 eligible managers exercised their options through settlement in shares or cash. Four participants elected to purchase shares, which led to an increase in free float from 69.8% in the prior year to 70.2% for 2004. The remaining 49 managers chose to receive a cash settlement.

A number of the shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board and in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act, and remained the property of BÖHLER-UDDEHOLM AG. Up to 31 December 2004 participants with 421,000 shares chose to receive a cash settlement, which led to the reclassification of 411,000 shares.

Options granted but not exercised as of the balance sheet date represent 45,900 shares. Therefore, the market value of the outstanding options was not calculated for 2004 in accordance with the Black-Scholes Option Pricing Model because the resulting amount would be immaterial. The prior year calculation of the market value of options issued as of 31 December 2003 ranged from 4,106.2 k€ to 5,184.2 k€, depending on the exercise date of the rights.

The calculation of market value was based on the following assumptions:

	31/12/2004
Risk free interest rate	2.248% – 3.042%
Expected volatility	23.062%
Expected maturity	1 – 3 years
Average market value per option	8.1327 € – 10.2677 €

The Black-Scholes Option Pricing Model was developed for the calculation of market values for options without restrictions on exercise rights. Option pricing models are based on highly subjective assumptions, and the Company believes they do not necessarily generate reliable values.

NON-CURRENT LIABILITIES

SEVERANCE AND PENSION PROVISIONS

As a result of statutory obligations, employees of Austrian group companies, who entered the company before 1 January 2003, are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the "projected unit credit method" based on an interest rate of 5.9% p.a. (previous year: 5.4% p.a.) and future salary increases of 2.5% p.a. (previous year: 2.0% p.a.). The expected retirement age for women is 56 years; the corresponding value for men is 61 years. Severance obligations for foreign group companies were calculated according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds or re-insurance. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of our companies are determined based on the projected unit credit method in accordance with IAS 19 (Employee Benefits – revised 2000). In the BÖHLER-UDDEHOLM Group, unexpected gains or losses on assets held by external funds (actuarial gains or losses) are distributed uniformly over the average remaining working period in accordance with the corridor regulation set forth in IAS 19.92.

Pension obligations are calculated using the following parameters:

	Interest rate		Return on plan assets		Wage/salary increase		Pension increase	
in %	2004	2003	2004	2003	2004	2003	2004	2003
Austria	5.9	5.4	3.0	3.0	2.5	2.0	1.8	1.3
Germany	5.9	5.4	3.0	4.5	2.5	2.0	1.8	1.3
Sweden	5.5	5.2	n.a.	n.a.	3.0	3.0	2.0	2.0
USA	6.25	6.75	8.0	8.0	0.0	0.0	0.0	0.0

AUSTRIA

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as a pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG, Vienna (APK) to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions of up to 10% of gross monthly salaries by companies to APK. In addition to the employer's payment, employees are entitled to make additional contributions.

GERMANY

The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management is generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and the reported entry date; a certain percentage of pensions granted by social security providers are also taken into account.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

SWEDEN

ITP – Collectively Agreed Occupational Pension Insurance

ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers employees working in the private sector. The employer takes out insurance with Alecta and pays the premiums. ITP supplements statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension – ITPK. In addition to retirement pension, ITP insurance also provides short-term disability coverage and family pensions.

The employer starts to make premium payments for retirement and family pensions when an employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things, on the employee's salary, age, length of service and retirement age. The employer also contributes to a collectively agreed occupational group life insurance plan – TGL – which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension

The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector and supplements the statutory national pension. It was negotiated by the two major organizations in the Swedish labour market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Life Income Principle

The pension is based on total income earned by an employee from the age of 21 through employment in sectors covered by the agreement. The employer pays a pension premium equivalent to 3.5% of the employee's total gross compensation. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

All future obligations arising from the Non-Union Employees' Pension Plan were frozen as of 30 September 2002, and no further contributions will be made in the future. Beneficiaries may vest their claims through payment, up to a maximum of the amount earned on or before 30 September 2002. Employees who joined the company after 30 September 2002 may not participate in this pension plan.

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65. Early retirement is possible from 55 onward at reduced payments if the beneficiary has at least 15 years of service or if the total years of service plus the age of the employee equals a minimum of 80.

The employee may choose to receive payment over a period of 10 or 15 years. If the claim is less than USD 3,500, a one-time instalment is paid.

If rights are vested, the company is obliged to pay 75% of the pension to the surviving partner in case of death.

In case of invalidity, 100% of claims are considered to be vested immediately. In addition, the provisions for regular pensions apply.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to participate in the Böhler-Uddeholm Corporation Retirement and Savings Plan begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.).

Employee contributions may range from 1% to 25% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed the legal limit.

Contributions by the employer equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as instalments or a one-time payment at age 65 or in the event of invalidity of the beneficiary; in case of death, payment is made to a person previously designated by the employee.

An employee may withdraw his/her contributions prematurely, but may then make no further contributions to the fund for six months. Beginning at age 59.5, withdrawals may also be made from the securities fund.

Any member of the fund may borrow against his/her fund assets, provided the loan does not exceed USD 50,000. Interest is charged at the prime rate +1%, and repayment is generally made over a maximum of five years, with an extension to ten years permitted for residential building loans.

OTHER LONG-TERM/SHORT-TERM PROVISIONS

Other provisions shown under other long-term/short-term liabilities cover all foreseeable and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses.

OTHER LONG-TERM/SHORT-TERM LIABILITIES

Other long-term/short-term liabilities are comprised primarily of taxes and amounts due to social security carriers. Liabilities are stated at redemption value.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments held by the Group (see Note 27 for detailed information) are stated at fair value as of the balance sheet date, and recorded under other receivables or other liabilities. Any change in fair value from the previous closing date is recorded directly in the income statement. Only gains or losses from the valuation of hedges on long-term loans to Group companies are recorded under equity with no impact on the profit and loss account.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

SELLING EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

1. PROPERTY, PLANT AND EQUIPMENT

The classification of assets summarized in the balance sheet and relevant changes are shown in the statement of assets (see page 60).

Property, plant and equipment also include leased assets 9.7 m€ (previous year: 13.2 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases). This total includes 0.8 m€ of land (previous year: 0.0 m€), 7.6 m€ of buildings (previous year: 8.1 m€) and 1.3 m€ of machinery and equipment (previous year: 5.1 m€).

Future expenses arising from finance lease contracts totalled 13.7 m€ as of 31 December 2004, and are due as follows:

in m€	31/12/2004	31/12/2003
In the following year	1.2	n.a.
In the next five years	5.2	n.a.
After the next five years	7.3	n.a.

Future expenses arising from operating lease contracts totalled 22.1 m€ as of 31 December 2004 (previous year: 28.1 m€), and are due as follows:

in m€	31/12/2004	31/12/2003
In the following year	5.5	6.9
In the next five years	16.6	21.2
After the next five years	0.0	n.a.

As of 31 December 2004 commitments for the purchase of fixed assets equalled 9.7 m€ (previous year: 8.6 m€).

Own work capitalized for the 2004 financial year totalled 3.0 m€ (previous year: 3.0 m€).

In 2004, impairment losses of 4.5 m€ (previous year: 0.0 m€) were recorded for property, plant and equipment. No impairment losses were reversed during 2004 (previous year: zero).

2. ALLOCATION OF DEFERRED TAXES

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2004		2003	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	4.4	0.0	5.0	0.0
Severance provisions	3.2	0.0	4.7	0.0
Tax losses carried forward	20.7	0.0	10.0	0.0
Untaxed reserves	0.0	23.9	0.0	23.3
Other	8.1	14.7	4.5	13.1
Subtotal	36.4	38.6	24.2	36.4
Consolidation				
Intercompany profit elimination	10.9	(0.9)	9.3	(1.3)
Revalued assets	0.0	7.9	0.0	9.5
Other	12.9	4.1	12.4	0.6
Future tax benefits/provision for deferred taxes	**60.2**	**49.7**	**45.9**	**45.2**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes – revised 2000).

Deferred tax assets were not recorded on losses of 67.3 m€ carried forward (previous year: 89.1 m€), if the use of these tax losses carried forward is not to be expected in the foreseeable future.

3. INVENTORIES

Inventories are classified as follows:

in m€	31/12/2004	31/12/2003
Raw materials and consumables	89.5	64.0
Work in progress	171.6	111.4
Finished goods	277.0	237.5
Merchandise	109.6	104.7
As yet unbillable services	2.5	0.8
Payments on account	2.2	1.4
Total	**652.4**	**519.8**

Value adjustments totalling 16.2 m€ were made to inventories during the 2004 financial year.

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/12/2004	31/12/2003
Accounts receivable from trade	373.0	295.1
Thereof over one year	0.8	0.8
Thereof secured by bills of exchange	6.4	5.3

Value adjustments of 4.1 m€ were recorded to receivables during the financial year (previous year: 3.6 m€).

5. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

in m€	31/12/2004	31/12/2003
Accounts receivable from affiliated companies	2.7	4.7
Thereof over one year	0.0	0.0
Thereof from the provision of goods and services	1.9	2.2

Receivables from affiliated companies represent receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/12/2004	31/12/2003
Accounts receivable from enterprises in which shares are held	0.5	0.6
Thereof over one year	0.0	0.0
Thereof from the provision of goods and services	0.5	0.6
Other receivables and assets	34.9	40.6
Thereof over one year	2.6	1.0
Total	**35.4**	**41.2**
Thereof over one year	2.6	1.0
Thereof from the provision of goods and services	0.5	0.6

7. SHARE CAPITAL

The share capital of the company remained unchanged at 79,970,000.00 € as of the balance sheet date. It is divided into 11 million shares with zero par value.

8. CAPITAL RESERVES

Appropriated capital reserves (premium) remained unchanged at 105.4 m€ and free capital reserves remained unchanged at 159.2 m€.

9. TREASURY SHARES

A number of the shares held by BÖHLER-UDDEHOLM for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act were no longer required for this purpose because the eligible participants elected to receive a cash settlement. These shares were reclassified with the approval of the Supervisory Board and in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act, and remained the property of BÖHLER-UDDEHOLM AG. Up to 31 December 2004 participants with 421,000 shares chose to receive a cash settlement, which led to the reclassification of 411,000 shares. Options granted but not exercised as of the balance sheet date represent 45,900 shares. The 456,900 shares of treasury stock are carried at the purchase price of 27,023.2 k€. The election of a share settlement by a number of participants resulted in the purchase of 48,000 shares.

10. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated group accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2004	31/12/2003
Liabilities to banks	366.1	165.1
Thereof over five years	186.1	102.8
Thereof secured by collateral	4.8	6.2
Liabilities from finance leases	8.6	13.0
Other interest-bearing liabilities	0.0	0.2
Total	**374.7**	**178.3**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance provisions

The provisions developed as follows in 2004:

in m€	2004	2003
Defined benefit obligation (DBO) on 1/1	**67.8**	**62.5**
Service costs	2.5	1.9
Interest payments	3.6	3.9
Reclassifications and conversions	(2.3)	2.3
Actuarial gains or losses	(1.5)	(2.8)
Defined benefit obligation (DBO) on 31/12	**70.1**	**67.8**
Unrecognized actuarial gains or losses	(4.6)	(3.1)
Severance provisions on 31/12	**65.5**	**64.7**
Corridor	**7.0**	**6.8**

in m€	2004	2003
Change in severance provisions		
Gross service costs	7.3	6.5
Severance payments	(4.8)	(4.6)
Service costs	2.5	1.9
Interest payments	3.6	3.9
Reclassifications and conversions	(5.3)	(2.2)
Net development	**0.8**	**3.6**

b) Pension provisions

The provisions developed as follows in 2004:

in m€	2004	2003
Defined benefit obligation (DBO) on 1/1	**209.6**	**189.4**
Currency conversion	0.1	(2.6)
Service costs	3.6	5.1
Interest payments	11.1	11.7
Reclassifications and conversions	(10.8)	9.8
Actuarial gains or losses	2.0	(3.8)
Defined benefit obligation (DBO) on 31/12	**215.6**	**209.6**
Unrecognized actuarial gains or losses	(11.5)	(13.5)
Plan assets at fair value	65.7	58.9
Pension provisions on 31/12	**138.4**	**137.2**
Corridor	**21.6**	**21.0**
Change in pension provisions		
Gross service costs	15.1	16.0
Pension payments	(11.5)	(10.9)
Service costs	3.6	5.1
Interest payments	11.1	11.7
Reclassifications, conversions and fund contributions	(10.6)	6.1
Return on plan assets	2.9	2.6
Net development	**1.2**	**20.3**

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2004	31/12/2003
Trade creditors	175.4	104.4
Thereof from affiliated companies	0.5	1.0
Bills of exchange	1.7	1.1
Total	**177.1**	**105.5**

14. SHORT-TERM BORROWINGS

These include current account overdrafts, subsidized export loans and other working capital credits as of 31 December.

15. CURRENT PORTION OF LONG-TERM INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, and is classified as follows:

in m€	31/12/2004	31/12/2003
Liabilities to banks	26.7	123.5
Liabilities from finance leases	0.5	0.7
Liabilities from financing and clearing	1.6	0.0
Total	**28.8**	**124.2**

16. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2004	31/12/2003
Liabilities from taxes	18.6	19.4
Liabilities from social security	9.3	7.9
Other liabilities	42.6	32.1
Total	**70.5**	**59.4**

18. NET SALES

Please refer to the segment reports on pages 62 and 63 for the composition of net sales.

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 276.3 m€ (previous year: 249.1 m€) and depreciation of 57.3 m€ (previous year: 52.9 m€), this item includes only those third-party services required for the production sector.

The material expenses for 2004 included the following items:

in m€	2004	2003
Costs for materials and merchandize	810.4	522.8
Energy	65.7	55.7
Third-party services	79.2	67.1
Total	**955.3**	**645.6**

Research and development costs of 16.0 m€ (previous year: 15.2 m€) were recognized as expense in the 2004 financial year.

20. OTHER OPERATING INCOME

in m€	2004	2003
Proceeds from disposals of and write-ups to fixed assets other than financial assets	3.4	0.8
Proceeds from the dissolution of provisions	3.0	10.3
Realized exchange gains	10.7	10.7
Unrealized exchange gains	5.9	8.6
Other income	32.6	28.1
Total	**55.6**	**58.5**

21. OTHER OPERATING EXPENSES

in m€	2004	2003
Non-income based taxes	12.7	8.8
Realized exchange losses	10.6	9.8
Unrealized exchange losses	3.9	3.4
Other	20.4	19.5
Total	**47.6**	**41.5**

22. INTEREST EXPENSE (NET)

in m€	2004	2003
Interest income and related earnings	8.8	10.1
Thereof from affiliated companies	0.4	0.6
Interest and related expenses	(38.7)	(33.2)
Thereof from affiliated companies	0.0	0.0
Thereof interest on employee benefits	(11.2)	(12.0)
Net interest expense	**(29.9)**	**(23.1)**
Thereof from affiliated companies	0.4	0.6

23. OTHER FINANCIAL RESULT

in m€	2004	2003
Income from shares	0.1	0.2
Thereof from affiliated companies	0.1	0.2
Expenses related to shares	(1.5)	(0.1)
Thereof from affiliated companies	(1.5)	(0.1)
Write-downs of financial assets	0.0	(0.7)
Book gains on the sale of marketable securities	0.3	1.1
Total	**(1.1)**	**0.5**
Thereof from affiliated companies	(1.5)	0.1

24. INCOME TAX EXPENSE

in m€	2004	2003
Current income taxes	50.0	22.1
Thereof aperiodic	(1.7)	1.3
Deferred income taxes	1.4	12.2
Total	**51.4**	**34.3**

Income tax of 51.4 m€ for 2004 (previous year: 34.3 m€) is 3.5 m€ (previous year: 3.1 m€) lower (previous year: higher) than the expected income tax of 54.9 m€ (previous year: 31.2 m€), which was calculated using a tax rate of 34% on earnings before tax 161.5 m€ (previous year: 91.8 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2004	2003
Earnings before tax	161.5	91.8
of which 34% = expected income tax expense	54.9	31.2
Effect of foreign tax rates	(3.4)	(3.8)
Other items	1.6	5.6
Income tax expense for the period	53.1	33.0
Aperiodic income tax	(1.7)	1.3
Reported income tax expense	**51.4**	**34.3**

25. CASH FLOW STATEMENT

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Interest income and expense is allocated to operations; net cash outflow for interest payments in 2004 amounted to 18.2 m€ (previous year: 10.1 m€). Actual tax payments for 2004 equalled 37.9 m€ (previous year: 19.1 m€). Dividend payments are shown under cash flow from financing activities.

26. SEGMENT REPORTING

The BÖHLER-UDDEHOLM Group is active in the areas of High Performance Metals – which essentially covers tool steel and high-speed steel – as well as Precision Strip, Welding Consumables and Special Forgings. BÖHLER-UDDEHOLM products are sold through the Group's international sales and distribution network, which is directly linked to each individual division.

The divisional classification into High Performance Metals, Precision Strip, Welding Consumables and Special Forgings also applies to internal reporting and responsibilities, and forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions.

Data on the individual segments is shown on pages 62 and 63.

27. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 these include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments is shown on the balance sheet.

Credit risk

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification. However, the Precision Strip and Special Forgings Divisions, which together generate about 13% of Group sales, manufacture certain products that focus on few key customers.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

Market values

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 75% of non-current securities are combined in a fund, which had a market value of 663.31 € (previous year: 647.92 €) per share as of the balance sheet date.

Interest rate risk

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 16.5% (previous year: 15.0%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.74% (previous year: 3.8%). The remaining 83.5% (previous year: 85.0%) of bank liabilities are on a variable-interest base, with an average rate of 3.0% (previous year: 3.1%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

Exchange rate risk

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with trade receivables denominated in USD with a share of 19.71% (18.45%), GBP at 6.71% (7.4%) and SEK at 4.66% (5.7%). In the case of trade payables, 6.67% (9.6%) of foreign exchange risks originate from the USD, 4.83% (5.9%) from the GBP and 16.32% (10.8%) from the SEK.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an unhedged risk of 0.9% (previous year: 1.2%) in USD.

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

Commodity price risks

Fluctuations in the prices for certain raw materials can be partly passed on to the customer through an alloy surcharge. For those cases where a surcharge cannot be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME). These contracts may not have a maturity of more than twelve months.

In 2004, the risk associated with electricity prices was hedged for the first time. The instruments used for this purpose are tied to the European Energy Exchange (EEX). The term of the hedges is 24 months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate, commodity price and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest swaps and interest options as well as futures and options for commodity transactions.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values reflect the difference between the nominal and fair values at which the financial transactions were traded on the balance sheet date, and exclude any contradictory change in value from the underlying transaction. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market. The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market value	
in m€	31/12/2004	31/12/2003	31/12/2004	31/12/2003
FX instruments				
FX future transactions	99.0	179.3	0.8	1.5
Cross currency swaps	154.8	94.2	(19.8)	(10.6)
FX options	50.4	93.5	4.0	2.8
	304.2	**367.0**	**(15.0)**	**(6.3)**
Commodity-based contracts				
Nickel	5.3	6.0	1.8	5.1
Copper	0.4	0.0	0.1	0.0
Electricity	1.1	0.0	(0.1)	0.0
	6.8	**6.0**	**1.7**	**5.1**
Interest rate options	**606.6**	**515.4**	**(0.9)**	**(1.1)**
Total	**917.6**	**888.4**	**(14.2)**	**(2.3)**

The maturity of foreign exchange instruments is normally less than one year. As of 31 December 2004, all foreign exchange instruments had a maturity of less than one year. All commodity-based contracts – with the exception of electricity – also have a maturity of less than one year.

Nominal values of 204.5 m€ (previous year: 82.6 m€) represent the remaining term of interest rate derivatives; 137.5 m€ (previous year: 291.3 m€) have a maturity of more than one year but less than five years. 264.6 m€ (previous year: 235.7 m€) show a maturity of more than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's Rating	Nominal value		Nominal value	
in m€	31/12/2004	in %	31/12/2003	in %
Aaa	261.7	28.5	124.6	14.0
Aa	348.0	37.9	605.0	68.1
A	307.9	33.6	132.2	14.9
Baa	0.0	0.0	0.0	0.0
Unrated	0.0	0.0	26.6	3.0
Total	**917.6**	**100.0**	**888.4**	**100.0**

28. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed in accordance with IAS 10 (Events after the Balance Sheet Date).

29. BUSINESS TRANSACTIONS WITH RELATED PARTIES

Consulting services are provided by Eckert & Fries Rechtsanwälte Gesellschaft m.b.H., Baden, at normal market prices. During the reporting year, expenses of 100 k€ were incurred for legal advising in connection with the acquisition of Villares Metals S.A. and other acquisition projects.

30. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

31. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption for a number of companies, and in particular for Eschmann Stahl GmbH & Co KG, Gummersbach, according to Par. 264 b of the German Commercial Code.

32. DETAILS OF COMPANY BODIES AND PERSONNEL

Total personnel expenses are classified as follows:

in m€	2004	2003
Wages	175.9	162.1
Salaries	196.2	182.3
Cost of severance payments	3.8	3.5
Cost of provisions for pensions	13.2	10.7
Costs of statutory benefits and payroll-based contributions	96.6	89.0
Other employee benefits	8.7	6.1
Total	**494.4**	**453.7**

Gross remunerations to members of the Management Board of BÖHLER-UDDEHOLM AG totalled 2,265.0 k€ for the reporting year (previous year: 2,186.1 k€). The fixed and variable components of these remunerations for the individual members of the board are as follows:

Remuneration	Fixed		Variable		Total	
in k€	2004	2003	2004	2003	2004	2003
Claus J. Raidl	335.8	335.8	328.7	330.5	664.5	666.3
Knut Consemüller	269.6	269.6	263.9	265.3	533.5	534.9
Horst Königslehner	269.6	269.6	263.9	265.3	533.5	534.9
Heimo Stix	269.6	269.6	263.9	180.4	533.5	450.0
Total	**1,144.6**	**1,144.6**	**1,120.4**	**1,041.5**	**2,265.0**	**2,186.1**

Expenses for severance payments and pensions in 2004 are structured as follows:

	Severance payments		Pensions	
in m€	2004	2003	2004	2003
Members of the Board, *management and management staff*	0.6	0.2	2.4	2.9
Other employees	3.2	3.3	10.8	7.8
Total	**3.8**	**3.5**	**13.2**	**10.7**

Average number of employees:

	2004	2003
Wage staff	6,617	5,519
Salaried staff	4,802	4,350
Apprentices	292	287
Total	**11,711**	**10,156**

33. EARNINGS PER SHARE

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interests by the number of shares outstanding.

Treasury stock that was acquired as part of the stock repurchase program and reclassified with the authorization of the Supervisory Board in accordance with § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act totalled 456,900 zero par value shares (previous year: 504,900) with a purchase value of 27,023.2 k€. This represents 4.15% or 3,321.7 k€ (previous year: 4.59% or 3,670.6 k€) of share capital. The average number of shares outstanding equalled 10,458,433 (previous year: 10,531,766) zero par value shares, which were used as the basis to calculate basic earnings per share.

The average number of shares outstanding was calculated as follows:

Month	Repurchase volume	Shares outstanding	Weighted average
Up to December 2003	504,900	10,495,100	
January 2004	0.0	10,495,100	1,749,183
February 2004	(28,000)	10,523,100	
March 2004	0.0	10,523,100	1,753,850
April 2004	(20,000)	10,543,100	
May 2004	0.0	10,543,100	
June 2004	0.0	10,543,100	
July 2004	0.0	10,543,100	
August 2004	0.0	10,543,100	
September 2004	0.0	10,543,100	
October 2004	0.0	10,543,100	
November 2004	0.0	10,543,100	
December 2004	0.0	10,543,100	7,028,733
Total	456,900		
Average for 2004			**10,531,766**

The EPS calculation is as follows:

		2004	2003
Net income	m€	108.6	56.0
Average number of shares outstanding – basic	Unit	10,531,766	10,495,100
Basic earnings per share	€/Unit	10.32	5.33
Average number of shares outstanding – diluted	Unit	11,000,000	11,000,000
Diluted earnings per share	€/Unit	9.87	5.09

34. PROPOSAL FOR THE USE OF PROFITS

In accordance with the provisions of the Austrian Stock Corporation Law, the financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft as of 31 December 2004 form the basis for the dividend payment. These financial statements show a balance sheet profit of 46,515,614.34 €. The Management Board will therefore recommend a dividend of 4.40 € per share.

Vienna, 18 February 2005

The Management Board

Claus J. Raidl m.p.
Horst Königslehner m.p.
Knut Consemüller m.p.
Heimo Stix m.p.

Goodwill: The Austrian Commercial Code provides a number of options for the treatment of goodwill. It may be directly offset against reserves, or capitalized and amortized over five years or – for acquired goodwill – over its presumed useful life. IFRS 3 requires the capitalization of goodwill, but write-downs are only permitted in the event of impairment.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed; the capitalization of deferred tax assets is optional. In accordance with IFRS, deferred taxes must be recorded for all temporary differences that arise between financial statements prepared for tax purposes and IFRS financial statements. In such cases, deferred taxes should be calculated based on the current actual tax rate. The same applies to tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Provisions for severance payments: In accordance with the Austrian Commercial Code, provisions for severance payments must be calculated pursuant to actuarial or financial principles. In individual cases, a certain percentage of theoretical claims as of the balance sheet may be used for simplification purposes. IFRS base the calculation of provisions for severance payments on the projected unit credit method, and apply a current capital market interest rate as well as future wage/salary increases. Actuarial gains or losses must be recognized to the income statement in accordance with the corridor method if the sum of cumulative, non-recognized actuarial gains and losses at the end of the previous reporting period exceeds 10% of the present value of obligations at this point in time. The amount outside the corridor must be written off over the average remaining working life of eligible employees.

Provisions for pensions: Under the Austrian Commercial Code provisions for pensions are calculated according to actuarial principles ("Teilwertverfahren"). The calculation of provisions for pensions under IFRS is similar to the method used for severance payment provisions, whereby the corridor evaluation also covers any surplus over 10% of the fair value of plan assets at the point of evaluation and the higher amount is used as the corridor.

Other provisions: In contrast to the Austrian Commercial Code, IFRS place greater weight on the risk of an actual claim and the ability to estimate the amount of the provision.

Foreign currency valuation: These two accounting systems require different treatments for the recognition of unrealized gains on the valuation of foreign currency items as of the balance sheet date. According to the Austrian Commercial Code, the principle of realizable value allows only unrealized losses to be recorded, while IFRS also require the recording of unrealized gains. In keeping with IFRS, unrealized foreign exchange gains or losses on group loans are included under equity with no effect on the profit and loss account.

Extraordinary income and expense: In contrast to the Austrian Commercial Code, IFRS financial statements may not include any extraordinary items.

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEG	BÖHLER Edelstahl GmbH, Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100.000	100.000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000	51.000		KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-UDDEHOLM Precision Strip GmbH, Vienna	100.000			KVI
BYB	BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft f. Industrie- u. Hüttenprodukte mbH, Vienna	100.000		BEG	KVI
ISGA	Intesy Business & IT Solutions GmbH, Vienna	100.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	9.232	BYG	KVA
			0.189	BEG	
			0.189	BBG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500	BEG	KVA
			2.500	HIH	
ABA	ACEROS BOEHLER S.A., Buenos Aires	100.000	4.500	HIH	KVA
APB	ACOS BOHLER-UDDEHOLM DO BRASIL LTDA., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASG	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
AML	ASSAB MING LEE STEELS (GUANGZHOU) INDUSTRY CO., LTD., Guangzhou	100.000	100.000	AHK	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70.000	70.000	ASINT	KVA
ASG	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ACH	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	AHK	KVA
AHK	ASSAB Steels (HK) Ltd., Hong Kong	100.000	100.000	ASPAC	KVA
AKR	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
AMY	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ATW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ATH	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000	ASPAC	KVA
			26.000	SCAN	
ATM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	AMY	KVA
ANB	ASSAB Tooling Technology (Ningbo) Co., Ltd, Ningbo	100.000	100.000	ASPAC	KVA
ASH	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	100.000	100.000	ASPAC	KVA
ABJ	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA
ADG	Assab Tooling (Dongguan) Co Ltd, Changan	100.000	100.000	ASPAC	KVA
AXM	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA
ASSTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	70.000	69.891	ASINT	KVA
			0.036	BIM	
			0.036	BGKG	
			0.036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
APH	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	BÖHLER B.V., Amsterdam	100.000			KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BSB	BÖHLER S.A.-N.V., Lokeren	100.000			KVA
BTSI	Böhler Thyssen Saldatura S.p.A., Milan	100.000	100.000	BTSD	KVA
BTSCH	Böhler Thyssen Schweißtechnik AG, Wallisellen	100.000	100.000	BTSD	KVA
TSGD	Böhler Thyssen Schweißtechnik Deutschland GmbH, Düsseldorf	100.000	100.000	BTSD	KVA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Düsseldorf	100.000	50.000	BUHT	KVA
BTSMX	Böhler Thyssen Soldaduras, S.A. de C.V., Tlalnepantla	100.000	100.000	BTSD	KVA
BTSF	Böhler Thyssen Soudage S.A., Maurepas	100.000	100.000	BSGA	KVA
BTSN	Böhler Thyssen Sveiseteknikk A.S., Oslo	100.000	100.000	BTSD	KVA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., Sao Paulo	100.000	100.000	BTSD	KVA
BTWGR	Böhler Thyssen Welding S.A., Athens	100.000	100.000	BTSD	KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
USSAB	BÖHLER-UDDEHOLM Precision Strip Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BUNL	Bohler Thyssen Lastechniek B.V., Veenendaal	100.000	100.000	BTHNL	KVA
BTWCA	*Bohler Thyssen Welding Canada Ltd., Toronto*	100.000	100.000	BTSD	KVA
BTWUS	Bohler Thyssen Welding USA Inc., New York	100.000	100.000	BTSD	KVA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	100.000	BTSD	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUBRA	Bohler-Uddeholm do Brasil S.A., Sao Paulo	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000			KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BTFI	BTF S.p.A., Milan	51.000	51.000	BTSD	KVA
BUME	BUMX DE MEXICO, S.A. de C.V., Estado de Mexico	100.000	99.99997 0.00003	UAB U-FINAN	KVA
DEN	Densam Industrial Co Ltd., Taipei	91.425	51.000 40.425	ASPAC ATW	KVA
DIN	DIN ACCIAI S.p.A., Senago	100.000	99.957	BUI	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	80.000	80.000	BAG	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000 1.00	EMAETZ ESCH	KVA
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100.000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000 49.000	BUD EVV	KVA
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	90.000	74.000 16.000	EMAETZ ESCH	KVA
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
FEGD	Fontargen GmbH, Eisenberg	100.000	100.000	BTSD	KVA
U-PROTEC	Gastberget Aktiebolaget[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100.000	100.000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100.000	100.000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100.000	100.000	BTSD	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	100.000	100.000	ISGA	KVA
IS4D	Integrated Systems 4 e-Business GmbH (D), Meerbusch	100.000	100.000	ISGA	KVA
ISGNA	Integrated Systems 4 e-Business, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	91.425	91.425	DEN	KVA
KSGD	Kestra Schweißtechnik GmbH, Neuss	100.000	100.000	BTSD	KVA
LINE	Linertech Engineering Ltd., Rotherham	100.000	100.000	BUUKB	KVA
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
AID	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	99.960	BUI	KVA
SAND	SANDA Tooling Ltd.[2], Hong Kong	100.000	100.000	AHK	KVA
SCAN	Scansteel Ltd., Samutprakarn	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubl Barcelona	100.000	100.000	BTSD	KVA
SKAYB	Soudokay S.A., Seneffe	100.000	100.000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100.000	100.000	BTSD	KVA
TMST	TOOL AND MOULD STEEL IRELAND LIMITED, Ennis	100.000	100.000	ESCH	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S, Oslo	100.000	100.000	UTOOL	KVA
UBNL	Uddeholm B.V., Amsterdam	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
AJP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
BUUKU	Uddeholm Ltd., Oldbury	100.000	100.000	BUUKB	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBBE	UDDEHOLM N.V., Lokeren	100.000	100.000	UTOOL	KVA
ASARG	UDDEHOLM S.A., Buenos Aires	100.000	0.002	HIH	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100.000	100.000	BTSD	KVA
VIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	AMY	KVA
VH	Villares Holdings N.V., Curacao	100.000	100.000	VM	KVA
VM	Villares Metals S.A., Sumaré	99.98973	99.98973	BUBRA	KVA
VMNL	Villares Metals International B.V., Dordrecht	99.98973	99.98973	VM	KVA
VMSF	Villares Metals Suomi Oy, Helsinki	99.98973	99.98973	VMNL	KVA
BUUKH	WARLEY DEBT COLLECTION AGENCY LIMITED, Oldbury	100.000	100.000	BUUK	KVA
GBTTR	GBT GEDIK BÖHLER THYSSEN KAYNAK SANAYI VE TICARET ANONIM SIRKETI, Istanbul	50.000	50.000	BTSD	KQA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consoli-dation[1]
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000	ABP	KOV
			1.000	HIH	
BRO	BÖHLER ROMANIA S.R.L., Bucharest	100.000	99.000	BIG	KOV
			1.000	HIH	
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100.000	100.000	BED	KOV
BUCRO	BÖHLER-UDDEHOLM ZAGREB d.o.o., Zagreb	85.036	85.036	BIG	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100.000	51.000	BUD	KOV
			49.000	EVV	
EMPOL	Eschmann Stal Sp. z o.o., Lomianki	100.000	100.000	ESCH	KOV
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62.916	58.124	BAG	KOV
			4.792	BSG	
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000	BEG	KOV
			1.000	BSTG	
IS4AUS	Integrated Systems 4 e-Business Australia Pty. Ltd., Guildford	100.000	100.000	ISGA	KOV
IS4SING	Integrated Systems 4 e-Business Pte. Ltd., Singapore	100.000	100.000	ISGA	KOV
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
MMB	Martin Miller Blansko Spol. s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America Inc.[2], Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
U-RUS	Uddeholm Tooling C.I.S., St. Petersburg	70.000	70.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	5.860	1.730	BEG	KOS
			0.264	BYB	
			0.016	BSTG	
			0.257	BYG	
			0.125	BYP	
			0.481	BBG	
			0.086	BSGA	
			0.073	BVG	
			0.016	BIG	
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
KSGP	Bohler Thyssen Welding Pte. Ltd., Singapore	50.000	50.000	BTSD	KOS
DAN	Dan Spray A/S, Taastrup	50.000	50.000	UTOOL	KOS
DOGA	DOGA S.A., Maurepas	4.425	4.425	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Düsseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEG	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	33.333			KOS
MMPL	Martin Miller Polska, Lodz	35.000	35.000	MM	KOS
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
UTPCH	UTP-Schweißmaterial AG[2], Basel	100.000	100.000	BTSD	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280	9.280	BEG	KOS
WIBAG	Wiener Börse AG, Vienna	2.914			KOS

1) KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad

2) Dormant

We have audited the accompanying consolidated financial statements of BÖHLER-UDDEHOLM AG as of 31 December 2004, which were prepared in accordance with the requirements of International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). These financial statements comprise the consolidated balance sheet as of 31 December 2004, the consolidated income statement, consolidated cash flow statements, and changes in equity and minority interest for the 2004 Business Year and the notes thereto. The preparation and content of the consolidated financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. In some cases the annual financial statements of individual subsidiaries included in the consolidated financial statements were audited by other auditors. Our opinion – as far as these subsidiaries are concerned – is based solely on the reports of the other auditors.

We conducted our audit in accordance with Austrian generally accepted principles for auditing as well as the International Standards on Auditing issued by the International Federation of Accountants (IFAC). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a random sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BÖHLER-UDDEHOLM Aktiengesellschaft as of 31 December 2004 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS).

Pursuant to Austrian commercial law, the Directors' Report and the Group's adherence to the rules for exemption from the requirement to prepare consolidated financial statements in accordance with the Austrian Commercial Code must be examined. In our opinion, the Directors' Report complies with the consolidated financial statements and the legal requirements for exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code have been met.

Linz, 18 February 2005

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Stephan Beurle
Gabriele Lehner
Auditor and tax consultant

The publication (with the exception of legally required announcements) or distribution of these consolidated financial statements in any form other than the certified version (e.g. summary or translation into another language) may not include our audit opinion or make reference to our audit without our express permission.



The High

Performance

Metals Division

produces

valve steels

for high-
performance

motors


that are
also
used
in
farm

Return on sales (ROS)	$\frac{\text{Earnings before tax}}{\text{Sales}}$
Return on equity (ROE)	$\frac{\text{Earnings before tax}}{\text{(Equity current year + Equity prior year) x 0.5}}$
Return on capital employed (ROCE)	$\frac{\textit{Earnings before interest and tax x (1 − Group tax rate)}}{\text{(Capital employed current year + Capital employed prior year) x 0.5}}$
Capital employed	= Equity + Minority interest + Long-term provisions − Future tax benefits + Net debt
EBITDA margin	$\frac{\text{Earnings before interest, tax, depreciation and amortization}}{\text{Sales}}$
EBIT margin	$\frac{\text{Earnings before interest and tax}}{\text{Sales}}$
Equity ratio	$\frac{\text{Equity}}{\text{Balance sheet total}}$
Gearing	$\frac{\text{Net debt}}{\text{Equity}}$
Net debt	= Interest-bearing liabilities − Cash and cash equivalents

OWNER AND PUBLISHER
BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
A 1030 Vienna, Austria

FOR INFORMATION CONTACT
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
Sabrina Kaiser
Phone: (+43-1) 798 69 01-707
Fax: (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
sabrina.kaiser@bohler-uddeholm.com
www.bohler-uddeholm.com

CONCEPT, PRODUCTION
SCHOLDAN & COMP. Aktiengesellschaft
Seilergasse 16
A 1015 Vienna

ARTWORK
Cordula Alessandri

PHOTOS
Gregor Ecker

LAYOUT
Kreativstudio Marchesani

THE ENGLISH TRANSLATION OF THE BÖHLER-UDDEHOLM ANNUAL REPORT IS FOR CONVENIENCE. ONLY THE GERMAN TEXT IS BINDING.

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “expects”, “predicts”, “plans”, “believes”, “intends”, “estimates”, “aims”, “anticipates”, “targets” and similar expressions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. BÖHLER-UDDEHOLM cautions that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

© BÖHLER-UDDEHOLM AG